AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 17, 1997
                                                      REGISTRATION NO. 333-31085

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 AMENDMENT NO. 1
                                     TO THE
                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A. EXACT NAME OF TRUST:  DELAWARE-VOYAGEUR TAX-EXEMPT TRUST, SERIES 11

B. NAME OF DEPOSITOR:    DELAWARE MANAGEMENT COMPANY, INC.

C. COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                        DELWARE MANAGEMENT COMPANY, INC.
                               One Commerce Square
                        Philadelphia, Pennsylvania 19103

D. NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                                          Copy to:
   George M. Chamberlain, Jr.                          MARK J. KNEEDY
Delaware Management Company, Inc.                  c/o Chapman and Cutler
       One Commerce Square                         111 West Monroe Street
Philadelphia, Pennsylvania  19103                 Chicago, Illinois  60603


                                      CALCULATION OF REGISTRATION FEE

  Title and amount of                                                  Proposed maximum         Amount of
 securities being registered                                          aggregate offering     registration fee
                                                                             price
Delaware-Voyageur Tax-Exempt     An indefinite number of                   Indefinite             $0.00
      Trust, Series 11           Units of Beneficial Interest
                                 pursuant to Rule 24f-2 under
                                 the Investment Company Act of 1940


E.  APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:

      As soon as practicable after the effective date of the Registration Statement.

[X] Check box if it is proposed that this filing will become effective on July 17, 1997 at 2:00 P.M. pursuant to Rule 487.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                  DELAWARE-VOYAGEUR TAX-EXEMPT TRUST, SERIES 11

                             ----------------------

                              CROSS-REFERENCE SHEET

                 (FORM N-8B-2 ITEMS REQUIRED BY INSTRUCTIONS AS
                         TO THE PROSPECTUS IN FORM S-6)

                   Form N-8B-2                               Form S-6
                   Item Number                               Heading in Prospectus


                     I. ORGANIZATION AND GENERAL INFORMATION

1.   (a)  Name of Trust                                     } Prospectus front cover
2.   (b)  Title of securities issued                        } Summary of Essential
                                                            }   Information
3.   Name and address of each depositor                     } Trust Administration
4.   Name and address of Trustee                            } Trust Administration
5.   State of organization of Trust                         } The Fund
6.   Execution and termination of Trust agreement           } Trust Administration
7.   Changes of name                                        } The Fund; Trust Administration
8.   Fiscal year                                            }   *
9.   Litigation                                             }   *


                    II. GENERAL DESCRIPTION OF THE TRUST AND
                             SECURITIES OF THE TRUST

10.  (a)  Registered of bearer securities                   } Rights of Unitholders
     (b)  Cumulative or distributive securities             } Rights of Unitsholders; The
                                                            }   Fund
     (c)  Redemption                                        } Rights of Unitholders
     (d)  Conversion, transfer, etc.                        } Rights of Unitholders
     (e)  Periodic payment plan                             }   *
     (f)  Voting rights                                     } Rights of Unitholders
     (g)  Notice of Unitholders                             } Trust Administration
     (h)  Consents required                                 } Rights of Unitholders; Trust
                                                            }   Administration
     (i)  Other provisions                                  } Tax Status; Insurance on the
                                                            }   Bonds
11.  Type of securities comprising units                    } The Fund; The State Trusts
12.  Certain information regarding periodic payment         }   *
        certificates                                        }




13.  (a)  Load, fees, expenses, etc.                        } Estimated Current Return and
                                                            }   Estimated Long-Term
                                                            }   Return; Trust Operating
                                                                Expenses
     (b)  Certain information regarding periodic payment    }   *
             certificates                                   }
     (c)  Certain percentages                               } Summary of Essential
                                                            }   Information; Public Offering;
                                                            }   Insurance on the Bonds
     (d)  Certain other fees, etc. payable by holders       } Rights of Unitholders
     (e)  Certain profits receivable by depositor,
             principal, underwriters, writers, Trustee or
             affiliated person                              } Trust Operating Expenses;
                                                            }   Public Offering
     (f)  Ratio of annual charges to income                 }   *

                                                            } The Fund
14.  Issuance of Trust's securities                         } Rights of Unitholders
15.  Receipt and handling of payments from purchasers       }   *
16.  Acquisition and disposition of underlying              } The Fund; Investment Objectives
        securities                                          }   and Portfolio Selection;
                                                            }   Trust Administration;
                                                            }   Public Offering
17.  Withdrawal or redemption                               } Rights of Unitholders; Public
                                                            }   Offering
18.  (a)  Receipt, custody and disposition of income        } Rights of Unitholders
     (b)  Reinvestment of distributions                     } Rights of Unitholders
     (c)  Reserves or special Trusts                        } Trust Operating Expenses
     (d)  Schedule of distributions                         }   *

19.  Records, accounts and reports                          } Rights of Unitholders; Trust
                                                            }   Administration
20.  Certain miscellaneous provisions of Trust agreement
     (a)  Amendment                                         } Trust Administration
     (b)  Termination                                       }   *
     (c) and (d) Trustee, removal and successor             } Trust Administration
     (e) and (f) Depositor, removal and successor           } Trust Administration
21.  Loans to security holders                              }   *
22.  Limitations on liability                               } Trust Administration
23.  Bonding arrangements                                   }   *
24.  Other material provisions of Trust agreement           }   *


                        III. ORGANIZATION, PERSONNEL AND
                         AFFILIATED PERSONS OF DEPOSITOR

25.  Organization of depositor                              } Trust Administration




26.  Fees received by depositor                             } See Items 13(a) and 13(e)
27.  Business of depositor                                  } Trust Administration
28.  Certain information as to officials and
        affiliated persons of depositor                     } Trust Administration
29.  Voting securities of depositor                         }   *
30.  Persons controlling depositor                          }   *
31.  Payment by depositor for certain services
        rendered to Trust                                   }   *
32.  Payment by depositor for certain other services
        rendered to Trust                                   }   *
33.  Remuneration of employees of depositor
        for certain services rendered to Trust              }   *
34.  Remuneration of other persons for certain
        services rendered to Trust                          }   *


                         IV. DISTRIBUTION AND REDEMPTION

35.  Distribution of Trust's securities by states           } Public Offering
36.  Suspension of sales of Trust's securities              }   *
37.  Revocation of authority to distribute                  }   *
38.  (a)  Method of Distribution                            } Public Offering
     (b)  Underwriting Agreements                           } Underwriting
     (c)  Selling Agreements                                } Public Offering
39.  (a)  Organization of principal underwriters            } Trust Administration
     (b)  N.A.S.D. membership of principal underwriters     }   *
40.  Certain fees received by principal underwriters        } See Items 13(a) and 13(e)
41.  (a)  Business of principal underwriters                } Trust Administration
     (b)  Branch offices of principal underwriters          }   *
     (c)  Salesmen of principal underwriters                }   *
42.  Ownership of Trust's securities by certain persons     }   *
43.  Certain brokerage commissions received by
          principal underwriters                            } Public Offering
44.  (a)  Method of valuation                               } Public Offering
     (b)  Schedule as to offering price                     }   *
     (c)  Variation in offering price to certain persons    } Public Offering
45.  Suspension of redemption rights                        } Rights of Unitholders
46.  (a)  Redemption valuation                              } Public Offering
     (b)  Schedule as to redemption price                   }   *
47.  Maintenance of position in underlying securities       } Public Offering
                                                            } Rights of Unitholders


                      V. INFORMATION CONCERNING THE TRUSTEE
                                  OR CUSTODIAN

48.  Organization and regulation of Trustee                 } Trust Administration
49.  Fees and expenses of Trustee                           } Trust Operating Expenses




50.  Trustee's lien                                         }   *


                     VI. INFORMATION CONCERNING INSURANCE OF
                              HOLDERS OF SECURITIES

51.  Insurance of holders of Trust's securities             } Cover Page; Trust Operating
                                                            } Expenses; Insurance on the
                                                            } Bonds


                            VII. POLICY OF REGISTRANT

52.  (a)  Provisions of Trust agreement with respect
          to selection or elimination                       } The Fund; Trust Administration
     (b)  Transactions involving elimination of
          underlying securities                             }   *
     (c)  Policy regarding substitution or elimination
          of underlying securities                          } The Fund; Trust Administration
     (d)  Fundamental policy not otherwise covered          }   *
53.  Tax status of Trust                                    } Tax Status


                   VIII. FINANCIAL AND STATISTICAL INFORMATION

54.  Trust's securities during last ten years               }   *
55.  Certain information regarding periodic payment
        thru certificates                                   }   *
58.
59.  Financial statements (Instruction 1(c) to Form S-6)    }   *


-------------
*Inapplicable, answer negative or not required.


                  DELAWARE-VOYAGEUR TAX-EXEMPT TRUST, SERIES 11

COLORADO INSURED SERIES 9                                OREGON INSURED SERIES 6
NATIONAL INSURED SERIES 4

         THE FUND. Delaware-Voyageur Tax-Exempt Trust, Series 11 (the "Fund") consists of the underlying separate unit investment trusts set forth above. The various trusts are collectively referred to herein as the "Trusts." Colorado Insured Series 9 and Oregon Insured Series 6 are referred to herein as the "Insured State Trusts." National Insured Series 4 is referred to herein as the "Insured National Trust." Collectively, the Insured State Trusts and the Insured National Trust may be referred to herein as the "Insured Trusts." Each Trust initially consists of interest-bearing obligations (including delivery statements relating to contracts for the purchase of certain such obligations and an irrevocable letter of credit) issued by or on behalf of states and territories of the United States and political subdivisions and authorities thereof, the interest on which is, with certain exceptions, in the opinion of recognized bond counsel to the issuing governmental authorities, exempt from all Federal income taxes under existing law (the "Bonds"). In addition, the interest income of each Insured State Trust is, in the opinion of counsel, exempt to the extent indicated from state and local taxes when held by residents of the state where the issuers of Bonds in such Insured State Trust are located. Investors should consult their tax advisers to determine the extent to which such interest income is exempt from taxation in their state of residence. Capital gains, if any, are subject to Federal and state tax. All Bonds in the Insured Trusts have insurance guaranteeing the payments of principal and interest, when due, or are escrowed to maturity. All such insurance remains effective so long as the Bonds are outstanding. IT SHOULD BE NOTED THAT THE INSURANCE RELATES ONLY TO THE BONDS IN AN INSURED TRUST AND NOT TO THE UNITS OFFERED HEREBY OR TO THE MARKET VALUE THEREOF. As a result of such insurance or escrow, the Bonds of each Insured Trust are rated "AAA" by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. ("Standard & Poor's") and/or "Aaa" by Moody's Investors Service, Inc. ("Moody's"). Both Standard & Poor's and Moody's have indicated that their respective rating is not a recommendation to buy, hold or sell Units nor does it take into account the extent to which expenses of an Insured Trust or sales by an Insured Trust of Bonds for less than the purchase price paid by such Trust will reduce payment to Unitholders of the interest and principal required to be paid on such Bonds. See "Insurance on the Bonds in the Insured Trusts." No representation is made as to any insurer's ability to meet its commitments. Certain of the Bonds in certain of the Trusts may have been acquired at prices which resulted in such Bonds being purchased at a discount from the aggregate par value of such Bonds. Gains based upon the difference, if any, between the value of such Bonds at maturity, redemption or sale and their purchase price at a discount (plus earned original issue discount) may constitute taxable ordinary income with respect to a Unitholder who is not a dealer with respect to his Units.

         INVESTMENT OBJECTIVES OF THE FUND. The objectives of the Fund are income exempt from Federal income tax and, in the case of the Insured State Trusts, Federal and state income tax (if any) and conservation of capital through an investment in diversified portfolios of Federal and state tax-exempt obligations. The Trusts may be an appropriate investment vehicle for investors who desire to participate in a portfolio of tax-exempt fixed income securities with greater diversification than they might be able to acquire individually. In addition, securities of the type deposited in the Trusts are often not available in small amounts. There is, of course, no guarantee that the Trusts will achieve their objectives. The payment of interest and the preservation of principal are dependent upon the continuing ability of the issuers and/or obligors of the Bonds and of the insurers thereof to meet their respective obligations.

         UNITS OF THE TRUSTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK AND ARE NOT FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY AND INVOLVE INVESTMENT RISK, INCLUDING LOSS OF PRINCIPAL.

--------------------------------------------------------------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The investor is advised to read and retain this Prospectus for future reference.

                  THE DATE OF THIS PROSPECTUS IS JULY 17, 1997

         PUBLIC OFFERING PRICE. The Public Offering Price of the Units of each Trust during the initial offering period is equal to the aggregate offering price of the Bonds in such Trust's portfolio and cash, if any, in the Principal Account held or owned by such Trust divided by the number of Units outstanding, plus the applicable sales charge and accrued interest, if any. For sales charges in the secondary market, see "Public Offering--General." If the Bonds in each Trust were available for direct purchase by investors, the purchase price of the Bonds would not include the sales charge included in the Public Offering Price of the Units. During the initial offering period, the sales charge is reduced on a graduated scale for sales involving $100,000 or more. If Units were available for purchase at the opening of business on the Initial Date of Deposit, the Public Offering Price per Unit would have been that amount set forth in the "Summary of Essential Financial Information." See "Public Offering."

         ESTIMATED CURRENT RETURN AND ESTIMATED LONG-TERM RETURN. The Estimated Current Return and Estimated Long-Term Return to Unitholders are as set forth under "Summary of Essential Financial Information." The methods of calculating Estimated Current Return and Estimated Long-Term Return are set forth in the footnotes to the "Summary of Essential Financial Information" and under "Estimated Current Return and Estimated Long-Term Return."

         DISTRIBUTIONS. Unitholders will receive distributions on a monthly basis. See "Rights of Unitholders-- Distributions of Interest and Principal." Record dates will be the first day of each month. Distributions will be made on the fifteenth day of the month subsequent to the respective record dates.

         MARKET FOR UNITS. Although not obligated to do so, an affiliate of the Sponsor, Delaware Distributors, L.P., intends to, and certain of the other Underwriters may, maintain a secondary market for the Units at prices based upon the aggregate bid price of the Bonds in the portfolio of a Trust; however, during the initial offering period such prices will be based upon the aggregate offering prices of the Bonds. If such a market is not maintained and no other over-the-counter market is available, a Unitholder will be able to dispose of his Units through redemption at prices based upon the bid prices of the underlying Bonds (see "Rights of Unitholders--Redemption of Units").

         REINVESTMENT OPTION. Unitholders have the opportunity to have their distributions reinvested into an open-end management investment company as described herein. See "Rights of Unitholders--Reinvestment Option."

         RISK FACTORS. An investment in the Trusts should be made with an understanding of the risks associated therewith, including, among other factors, the inability of the issuer or an insurer to pay the principal of or interest on a Bond when due, volatile interest rates, early call provisions, and changes to the tax status of the Bonds. See "The Trusts--Risk Factors" for the applicable Trust and "Risk Factors."

                                DELAWARE-VOYAGEUR TAX-EXEMPT TRUST, SERIES 11
                                  SUMMARY OF ESSENTIAL FINANCIAL INFORMATION
                 AS OF THE OPENING OF BUSINESS ON THE INITIAL DATE OF DEPOSIT: JULY 17, 1997
                                  SPONSOR: DELAWARE MANAGEMENT COMPANY, INC.
                                   DISTRIBUTOR: DELAWARE DISTRIBUTORS, L.P.
                                      EVALUATOR: MULLER DATA CORPORATION
                                      TRUSTEE: THE CHASE MANHATTAN BANK

                                                             Colorado              National           Oregon
                                                              Insured               Insured           Insured
                                                             Series 9              Series 4          Series 6
                                                             --------              --------          --------
Principal Amount (Par Value) of Bonds................     $   2,455,000         $   3,105,000     $  2,060,000
Number of Units......................................           252,679               319,491          211,827
Fractional Undivided Interest in the Trust per Unit..         1/252,679             1/319,491        1/211,827
Principal Amount (Par Value) of Bonds per Unit (1)...     $       9.716         $       9.719     $      9.725
Public Offering Price:
    Aggregate Offering Price of Bonds in  Portfolio..     $   2,403,030         $   3,038,432     $  2,014,525
    Aggregate Offering Price of Bonds per Unit.......     $        9.51         $        9.51     $       9.51
    Sales Charge 4.9% (5.152% of the Aggregate
    Offering Price of the Bonds) per Unit(2).........     $        0.49         $        0.49     $       0.49
    Public Offering Price per Unit(2)(3).............     $       10.00         $       10.00     $      10.00
Redemption Price per Unit(3)(4)......................     $        9.44         $        9.44     $       9.44
Sponsor's Initial Repurchase Price per Unit..........     $        9.51         $        9.51     $       9.51
Excess of Public Offering Price per Unit Over
   Redemption Price per Unit.........................     $        0.56         $        0.56     $       0.56
Excess of Sponsor's Initial Repurchase Price per Unit
   Over Redemption Price per Unit....................     $        0.07         $        0.07     $       0.07
Minimum Value of the Trust under which Trust
   Agreement may be terminated.......................     $     491,000         $     621,000     $    412,000
Minimum Principal Distribution.........$0.01 per Unit
First Settlement Date.................. July 22, 1997
Mandatory Termination Date..........December 31, 2046
Calculation of Estimated Net Annual Unit Income:
   Estimated Annual Interest Income per Unit(5)......     $     0.49767         $     0.51811     $    0.49663
   Less: Estimated Annual Expense per Unit(5)........     $     0.02590         $     0.02419     $    0.02748
                                                          -------------         -------------     ------------
   Estimated Net Annual Interest Income per Unit.....     $     0.47177         $     0.49392     $    0.46915
Estimated Normal Monthly Distribution per Unit(6)....     $     0.03931         $     0.04116     $    0.03910
Estimated Daily Rate of Net Interest Accrual per Unit     $     0.00131         $     0.00137     $    0.00130
Estimated Current Return Based on Public Offering
   Price(2)(6)(7)....................................             4.72%                 4.94%            4.69%
Estimated Long-Term Return(2)(6)(7)..................             4.66%                 4.96%            4.65%
Initial Distribution (August 15, 1997)...............     $     0.01179         $     0.01235     $    0.01173
Trustee's Initial Annual Fee per $1,000 Principal
   Amount of Bonds(5)................................     $        1.26         $        1.26     $       1.26
Evaluator's Fee per Evaluation(9)....................     $        8.00         $        8.00     $       8.00
Sponsor's Annual Fee per Unit........................     $     0.00300         $     0.00300     $    0.00300
Estimated Organizational and Offering Expenses
   per Unit (8)......................................     $     0.02662         $     0.04332     $    0.03190
Record Dates..................First day of each month
Distribution Dates........Fifteenth day of each month




Evaluations for purpose of sale, purchase or redemption of Units are made as of 4:00 P.M. Eastern time on days of trading on the New York Stock Exchange next following receipt of an order for a sale or purchase of Units or receipt by the Trustee of Units tendered for redemption.

(1) Because certain of the Securities in certain Trusts may from time to time under certain circumstances be sold or redeemed or will be called or mature in accordance with their terms, there is no guarantee that the value of each Unit at the respective Trusts' termination will be equal to the Principal Amount (Par Value) of Bonds per Unit stated above.

(2) The sales charge is decreased and the Estimated Current Return and Estimated Long-Term Return are increased for transactions entitled to a reduced sales charge. See "Public Offering--General."

(3) Anyone ordering Units for settlement after the First Settlement Date will pay accrued interest from such date to the date of settlement (normally three business days after order) less distributions from the Interest
     Account subsequent to the First Settlement Date. For purchases settling on the First Settlement Date, no accrued interest will be added to the Public
     Offering Price. After the initial offering period, the Sponsor's Repurchase
     Price per Unit will be determined as described under the caption "Public
     Offering--Public Market."

(4)  See "Rights of Unitholders--Redemption of Units."

(5) During the first year the Trustee will reduce its fee in the Oregon Trust and the National Trust by approximately $0.00241 and $0.00315 per Unit, respectively (which amount is the estimated interest to be earned per Unit prior to the expected delivery date for the "when, as and if issued" Bonds included in such Trusts). Should such estimated interest exceed such amount, the Trustee will reduce its fee up to its annual fee. After the first year, the Trustee's fee will be that amount indicated above;
     Estimated Annual Interest Income per Unit, Estimated Annual Expense per
     Unit and Estimated Net Annual Interest Income per Unit will remain the same as shown. See "Estimated Current Return and Estimated Long- Term Return."

(6) These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Bonds. The estimated cash flows for each Trust are available upon request at no charge from the Sponsor.

(7) The Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee, the Sponsor and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Bonds while the Public Offering Price will vary with changes in the offering price of the underlying Bonds; therefore, there is no assurance that the present
     Estimated Current Return indicated above will be realized in the future.
     The Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Bonds in a Trust and (2) takes into account a compounding factor and the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Bonds and the expenses of a Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term
     Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

(8) Each Trust (and therefore the Unitholders of the respective Trust) will bear all or a portion of its organizational and offering costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange
     Commission and states, the initial audit of the Trust portfolios and the initial fees and expenses of the Trustee but not including the expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds.
     Total organizational and offering expenses will be charged off at the end of the initial offering period which is currently expected to be approximately 4-6 months from the Initial Date of Deposit. In order to reimburse the Trustee for organizational and offering costs, the Sponsor may have to sell Securities from the Trusts. The sale of Securities will serve to reduce the Principal Amount (Par Value) of Bonds per Unit stated above. See 'Trust Operating Expenses" and




     "Statements of Net Assets." Historically, the sponsors of unit investment trusts have paid all of the costs of establishing such trusts.

(9) For the first two months of the offering period the Evaluator has agreed to waive its fee. Such fee reduction will be used to offset organizational and offering costs.



THE FUND

         GENERAL. The Fund was created under the laws of the State of New York pursuant to a Trust Agreement (the "Trust Agreement"), dated the Initial Date of Deposit, as defined in "Summary of Essential Financial Information," with Delaware Management Company, Inc., as Sponsor, Muller Data Corporation, as Evaluator, and The Chase Manhattan Bank, as Trustee.

         The Fund consists of three separate unit investment trusts, each having a portfolio of interest-bearing obligations (including delivery statements relating to contracts for the purchase of certain such obligations) issued by or on behalf of states and territories of the United States, and political subdivisions and authorities thereof, the interest on which is, in the opinion of recognized bond counsel to the issuing governmental authorities, exempt from all Federal income taxes under existing law. All issuers of Bonds in an Insured State Trust are located in the State for which such Trust is named or in United States territories or possessions and their public authorities; consequently, in the opinion of counsel, the related interest earned on such Bonds is exempt to the extent indicated from state and local taxes of such State or territory. In addition, in the case of the Insured National Trust, interest income may also be exempt from certain state and local taxes for residents of various states. Illinois, Indiana, Virginia and Washington residents may only purchase units of an Insured National Trust by this Prospectus. On the Initial Date of Deposit, the Sponsor deposited with the Trustee the Bonds indicated under the "Schedule of Investments" for each Trust herein, including delivery statements relating to contracts for the purchase of certain such obligations and an irrevocable letter of credit issued by a financial institution in the aggregate amount required for such purchases (the "Bonds"). Thereafter, the Trustee, in exchange for the Bonds so deposited, delivered to the Sponsor evidences of ownership of the number of Units of each Trust as indicated under "Summary of Essential Financial Information."

         With the deposit of the Bonds on the Initial Date of Deposit, the Sponsor established a percentage relationship between the amounts of Bonds in each Trust's portfolio. From time to time following the Initial Date of Deposit, the Sponsor, pursuant to the Trust Agreement, may deposit additional Bonds in a Trust and Units may be continuously offered for sale to the public by means of this Prospectus, resulting in a potential increase in the outstanding number of Units of a Trust. Any additional Bonds deposited in a Trust will maintain, as nearly as is practicable, the original proportionate relationship of the Bonds in a Trust's portfolio. Since the prices of the underlying Bonds will fluctuate daily, the ratio, on a market value basis, will also change daily. The portion of Bonds represented by each Unit will not change as a result of the deposit of additional Bonds in a Trust.

         Certain of the Bonds in certain of the Trusts may have been purchased on a "when, as and if issued" or "delayed delivery" basis. See footnote (1) in "The Trusts--Notes to Schedules of Investments." The delivery of any such Bonds may be delayed or may not occur. Interest on these

Bonds begins accruing to the benefit of Unitholders on their respective dates of delivery. To the extent any Bonds are actually delivered to the Fund after their respective expected dates of delivery, Unitholders who purchase their Units prior to the date such Bonds are actually delivered to the Trustee would be required to adjust their tax basis in their Units for a portion of the interest accruing on such Bonds during the interval between their purchase of Units and the actual delivery of such Bonds. As a result of any such adjustment, the Estimated Current Returns during the first year would be slightly lower than those stated herein which would be the returns after the first year, assuming the portfolio of a Trust and estimated annual expenses other than those of the Trustee (which may be reduced in the first year only) do not vary from that set forth under "Summary of Essential Financial Information". Unitholders will be "at risk" with respect to all Bonds in the portfolios including "when, as and if issued" and "delayed delivery" Bonds (i.e., may derive either gain or loss from fluctuations in the evaluation of such Bonds) from the date they commit for Units. For a discussion of the Sponsor's obligations in the event of the failure of any contract for the purchase of any of the Bonds and limited right to substitute other tax-exempt bonds to replace any failed contract, see "Replacement Bonds" below.

         Each Unit initially offered represents the fractional undivided interest in each Trust as indicated under "Summary of Essential Financial Information." To the extent that any Units are redeemed by the Trustee, the fractional undivided interest in a Trust represented by each unredeemed Unit will increase, although the actual interest in such Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor or the Underwriters, or until the termination of the Trust Agreement.

         REPLACEMENT BONDS. Because certain of the Bonds in a Trust may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms and because the proceeds from such events will be distributed to Unitholders and will not be reinvested, no assurance can be given that a Trust will retain for any length of time its present size and composition. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Bond. In the event of a failure to deliver any Bond that has been purchased for a Trust under a contract, including those securities purchased on a "when, as and if issued" basis ("Failed Bonds"), the Sponsor is authorized under the Trust Agreement to direct the Trustee to acquire other securities ("Replacement Bonds") to make up the original corpus of the affected Trust.

         The Replacement Bonds must be purchased within 20 days after delivery of the notice of the failed contract and the purchase price (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Bonds. The Replacement Bonds shall (i) be tax-exempt bonds, issued by states or territories of the United States or political subdivisions thereof and shall have the benefit of an exemption from state taxation of interest to an extent equal to or greater than that of the bonds they replace, with fixed maturity dates substantially the same as those of the Failed Bonds; (ii) be purchased at a price that results in a yield to maturity and in a current return, in each case as of the Initial Date of Deposit, at least equal to that of the Failed Bonds; (iii) be payable in U.S. currency; (iv) not be when, as and if issued bonds; (v) be rated at least "AAA" by Standard & Poor's and/or "Aaa" by Moody's in the case of an Insured Trust and (vi) be insured by one of the Insurers if such Bonds are purchased for an Insured Trust. Whenever a Replacement Bond has been acquired for a Trust, the Trustee shall, within five days thereafter, notify all Unitholders of such Trust of the acquisition of the Replacement Bond and shall, on the next monthly distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the affected Trust of the Failed Bond exceeded the cost of the Replacement Bond plus accrued interest. Once the original corpus of a Trust is acquired, the Trustee will have no power to vary the investment of the Trust; i.e., the Trust will have no managerial power to take advantage of market variations to improve a Unitholder's investment.

         If the right of limited substitution described in the preceding paragraph shall not be utilized to acquire Replacement Bonds in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Bonds to all Unitholders of the affected Trust and distribute the principal and accrued interest (at the coupon rate of such Failed Bonds to the date the Failed Bonds are removed from the Trust) attributable to such Failed Bonds not later than the next Distribution Date following such removal or such earlier time as the Trustee in its sole discretion deems to be in the interest of the Unitholders. In the event a Replacement Bond should not be acquired by a Trust, the estimated net annual interest income per Unit for the Trust would be reduced and the Estimated Current Return and the Estimated Long-Term Return thereon might be lowered. In addition, Unitholders should be aware that they may not be able at the time of receipt of such principal to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds were earning to Unitholders in the affected Trust.

INVESTMENT OBJECTIVES AND PORTFOLIO SELECTION

         The objectives of the Fund are to gain interest income exempt from Federal income tax and, in the case of an Insured State Trust, Federal and state income taxation and to conserve capital through an investment in diversified portfolios of Federal and state tax-exempt obligations. There is, of course, no guarantee that the Trusts will achieve their objectives. The Fund may be an appropriate investment vehicle for investors who desire to participate in a portfolio of tax-exempt fixed income securities with greater diversification than they might be able to acquire individually. In addition, securities of the type deposited in the Fund are often not available in small amounts.

         Insurance guaranteeing the timely payment, when due, of all principal and interest on the Bonds in each Insured Trust has been obtained by the issuer of such Bonds, by a prior owner of such Bonds or by the Sponsor prior to the deposit of such Bonds in such Insured Trust from one of several insurance companies (the "Insurers"). Certain Bonds may be escrowed to maturity. No representation is made as to any Insurer's ability to meet its commitments. All Bonds insured by an Insurer receive a "AAA" rating by Standard & Poor's and a "Aaa" rating by Moody's. See "Description of Bond Ratings."

         In selecting Bonds for the Trusts the following factors, among others, were considered by the Sponsor: (i) either the Standard & Poor's rating of the securities was in no case less than AAA in the case of the Insured Trusts or the Moody's rating of the Securities was in no case less than Aaa in the case of the Insured Trusts including provisional or conditional ratings, respectively, or, if not rated, the Securities had, in the opinion of the Sponsor, credit characteristics sufficiently similar to the credit characteristics of interest-bearing tax-exempt obligations that were so rated as to be acceptable for acquisition by the Fund, (ii) whether the Bonds are insured by an Insurer in the case of an Insured Trust, (iii) the prices of the Bonds relative to other bonds of comparable quality and maturity and (iv) the diversification of Bonds as to purpose of issue and location of issuer, (v) with respect to the Insured Trusts, the availability and cost of insurance for the prompt payment of principal and interest, when due, on the Bonds. Subsequent to the Initial Date of Deposit, a Bond may cease to be rated or its rating may be reduced below either the applicable Standard & Poor's or Moody's ratings set forth above or both. Neither event requires elimination of such Bonds from the portfolio of a Trust but may be considered in the Sponsor's determination as to whether or not to direct the Trustee to dispose of the Bonds, see "Trust Administration-- Portfolio Administration."

         To the best knowledge of the Sponsor, there is no litigation pending as of the Initial Date of Deposit in respect of any Bonds which might reasonably be expected to have a material adverse effect upon the Fund or any of the Trusts. At any time after the Initial Date of Deposit, litigation may be initiated on a variety of grounds with respect to Bonds in the Fund. Such litigation, as, for example, suits challenging the issuance of pollution control revenue bonds under environmental protection statutes, may affect the validity of such Bonds or the tax-free nature of the interest thereon. While the outcome of litigation of such nature can never be entirely predicted, the Fund has received or will receive opinions of bond counsel to the issuing authorities of each Bond on the date of issuance to the effect that such Bonds have been validly issued and that the interest thereon is exempt from Federal and applicable state income taxation. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to meet obligations undertaken with respect to the Bonds.


THE TRUSTS

COLORADO INSURED SERIES 9

         GENERAL. Colorado Insured Series 9 (the "Colorado Trust") consists of issues of 8 Bonds. Three of the Bonds in the Colorado Trust are general obligations (10.2%) of the governmental entity issuing them and are backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total Colorado Trust) follows: 20.4% Education Revenue Bonds, 14.3% Utilities Revenue Bonds, 20.4%

Water & Sewer Revenue Bonds and 34.7% Other Revenue Bonds. No Bond has received a provisional rating. For a general description of certain of the risks associated with the Bonds, see "Risk Factors" below.

         RISK FACTORS SPECIFIC TO COLORADO. The State Constitution requires that expenditures for any fiscal year not exceed revenues for such fiscal year. By statute, the amount of General Fund revenues available for appropriation is based upon revenue estimates which, together with other available resources, must exceed annual appropriations by the amount of the unappropriated reserve (the "Unappropriated Reserve"). The Unappropriated Reserve requirement for fiscal year 1991, 1992 and 1993 was set at 3% of total appropriations from the General Fund. For fiscal years 1994 and thereafter, the Unappropriated Reserve retirement is set at 4%. In addition to the Unappropriated Reserve, a constitutional amendment approved by Colorado voters in 1992 requires the State and each local government to reserve a certain percentage of its fiscal year spending (excluding bonded debt service) for emergency use (the "Emergency Reserve"). The minimum Emergency Reserve was set at 2% for 1994 and 3% for 1995 and later years. For fiscal year 1992 and thereafter, General Fund appropriations are also limited by statute to an amount equal to the cost of performing certain required reappraisals of taxable property plus an amount equal to the lesser of (i) 5% of Colorado personal income or (ii) 106% of the total General Fund appropriations for the previous fiscal year. This restriction does not apply to any General Fund appropriations which are required as a result of a new federal law, a final state or federal court order or moneys derived from the increase in the rate or amount of any tax or fee approved by a majority of the registered electors of the State voting at any general election. In addition, the statutory limit on the level of Federal Fund appropriations may be exceeded for a given fiscal year upon the declaration of a State fiscal emergency by the State General Assembly.

         The 1995 fiscal year ending General Fund balance was $486.7 million, or $260.7 million over the required Unappropriated Reserve and Emergency Reserve. The 1996 fiscal year ending General fund balance was $368.5 million, or $211.8 million over the required Unappropriated Reserve and Emergency Reserve. Based on December 20, 1996, estimates, the 1997 fiscal year ending General Fund balance is expected to be $396.3 million, or $230.2 million over the required Unappropriated Reserve and Emergency Reserve.

         On November 3, 1992, voters in Colorado approved a constitutional amendment (the "Amendment") which, in general, became effective December 31, 1992, and which could restrict the ability of the State and local governments to increase revenues and impose taxes. The Amendment applies to the State and all local governments, including home rule entities ("Districts"). Enterprises, defined as government-owned businesses authorized to issue revenue bonds and receiving under 10% of annual revenue in grants from all Colorado state and local governments combined, are excluded from the provisions of the Amendment.

         The provisions of the Amendment are unclear and have required judicial interpretation. Among other provisions, beginning November 4, 1992, the Amendment requires voter approval prior to tax increases, creation of debt, or mill levy or valuation for assessment ratio increases. The Amendment also limits increases in government spending and property tax revenues to specified percentages. The Amendment requires that District property tax revenues yield no more than the prior year's revenues adjusted for inflation, voter approved changes and (except with regard to school districts) local growth in property values according to a formula set forth in the Amendment. School districts are allowed to adjust tax levies for changes in student enrollment. Pursuant to the Amendment, local government spending is to be limited by the same formula as the limitation for property tax revenues. The Amendment limits increases in expenditures from the State general fund and program revenues (cash funds) to the growth in inflation plus the percentage change in State population in the prior calendar year. The basis for initial spending and revenue limits are fiscal year 1992 spending and 1991 property taxes collected in 1992. The bases for spending and revenue limits for fiscal year 1994 and later years will be the prior fiscal year's spending and property taxes collected in the prior calendar year. Debt service changes, reductions and voter-approved revenue changes are excluded from the calculation bases. The Amendment also prohibits new or increased real property transfer tax rates, new State real property taxes and local District income taxes.

         Litigation concerning several issues relating to the Amendment was filed in the Colorado courts. The litigation dealt with three principal issues:
(i) whether Districts can increase mill levies to pay debt service on general obligation bonds without obtaining voter approval; (ii) whether a multi-year lease-purchase agreement subject to annual appropriations is an obligation which requires voter approval prior to execution of the agreement; and (iii) what constitutes an "enterprise" which is excluded from the provisions of the Amendment. In September, 1994, the Colorado Supreme Court held that Districts can increase mill levies to pay debt service on general obligation bonds issued after the effective date of the Amendment; in June, 1995, the Colorado Supreme Court validated mill levy increases to pay general obligation bonds issued prior to the Amendment. In late 1994, the Colorado Court of Appeals held that multi-year lease-purchase agreements subject to annual appropriation do not require voter approval. The time to file an appeal in that case has expired. Finally, in May, 1995, the Colorado Supreme Court ruled that entities with the power to levy taxes may not themselves be "enterprises" for purposes of the Amendment; however, the Court did not address the issue of how valid enterprises may be created. Litigation in the "enterprise" arena may be filed in the future to clarify these issues.

         According to the COLORADO ECONOMIC PERSPECTIVE, SECOND QUARTER, FY 1996-97, DECEMBER 20, 1996 (the "Economic Report"), inflation for 1995 was 4.3% and population grew at the rate of 2.3% in Colorado. Accordingly, under the Amendment, increases in State expenditures during the 1997 fiscal year will be limited to 6.6% over expenditures during the 1996 fiscal year. The limitation for the 1998 fiscal year is projected to be 5.9% based on projected inflation of 3.9% for 1996 and projected population growth of 2.0% during 1996. The 1996 fiscal year is the base year for calculating the limitation for the 1997 fiscal year. For the 1996 fiscal year, General Fund revenues totaled $4,230.8 million and program revenues (cash funds) totaled $1,839.5 million, resulting in total estimated base revenues of $6,124.3 million. Expenditures for the 1997 fiscal year, therefore, cannot exceed $6,528.5 million. However, the 1997 fiscal year General Fund and program revenues (cash funds) are projected to be only $6,499.1 million, or $29.4 million less than expenditures allowed under the spending limitation.

         There is also a statutory restriction on the amount of annual increases in taxes that the various taxing jurisdictions in Colorado can levy without electoral approval. This restriction does not apply to taxes levied to pay general obligation debt.

         As the State experienced revenue shortfalls in the mid-1980s, it adopted various measures, including impoundment of funds by the Governor, reduction of appropriations by the General Assembly, a temporary increase in the sales tax, deferral of certain tax reductions and inter-fund borrowings. On a GAAP basis, the State had unrestricted General Fund balances at June 30 of approximately $133.3 million in fiscal year 1992, $326.6 million in fiscal year 1993, $405.1 million in fiscal year 1994 and $ 486.7 million in fiscal year 1995. The fiscal year 1996 unrestricted General Fund ending balance was $368.5 million, with projections for fiscal year 1997 at $396.3 million.

         Revenues for the fiscal year ending June 30, 1996, showed Colorado's General Fund continuing to slow. Revenues grew by $272.3 million, to $4,268.7 million, a 6.8% increase from 1995. However, this figure was down from the fiscal year 1995 pace of 7.3%. General Fund expenditures rose substantially and exceeded revenues by $142.5 million. Reasons for this consist of a change in how the State manages its emergency reserve, and a significant increase in the transfer of reserves to the Capital Construction Fund, and the Police and Fire Pension Association (increases of $29 million and $32 million, respectively).

         For fiscal year 1996, the following tax categories generated the following respective revenue percentages of the State's $4,268.7 million total gross receipts: individual income taxes represented 54.4% of gross fiscal year 1996 receipts; sales, use and other excise taxes represented 33.2% of gross fiscal year 1996 receipts; and corporate income taxes represented 4.8% of gross fiscal year 1996 receipts. The final budget for fiscal year 1997 projects General Fund revenues of approximately $4,565.0 million and appropriations (at the 6% expenditure limit) of approximately $4,151.9 million. The percentages of general fund revenue generated by type of tax for fiscal year 1997 are not expected to be significantly different from fiscal year 1996 percentages.

         For fiscal year 1997, General Fund revenues are projected at $4,565.0 million. Revenue growth is expected to increase 6.9% over fiscal year 1996 actual revenues. Total General Fund expenditures are estimated at $4,422.2 million. The ending General Fund balance, after reserve set-asides, is expected to be $230.2 million.

         Under its constitution, the State of Colorado is not permitted to issue general obligation bonds secured by the full faith and credit of the State. However, certain agencies and instrumentalities of the State are authorized to issue bonds secured by revenues from specific projects and activities. The State enters into certain lease transactions which are subject to annual renewal at the option of the State. In addition, the State is authorized to issue short-term revenue anticipation notes. Local governmental units in the State are also authorized to incur indebtedness. The major source of financing for such local government indebtedness is an ad valorem property tax. In addition, in order to finance public projects, local governments in the State can issue revenue bonds payable from the revenues of a utility or enterprise or from the proceeds of an excise tax, or assessment bonds payable from special assessments. Colorado local governments can also finance public projects through leases which are subject to annual appropriation at the option of the local government. Local governments in Colorado also issue tax anticipation notes. The Amendment requires prior voter approval for the creation of any multiple fiscal year debt or other financial obligation whatsoever, except for refundings at a lower rate or obligations of an enterprise.

         Based on data published by the State of Colorado, Office of State Planning and Budgeting, Colorado gained 74,966 employees in 1995. The 1995 increase was down about 10,000 from the 1994 gain, but mirrored the 1993 employment increase. Services and retail trade were the number one and two largest growing industries in Colorado in 1995, adding 28,766 (6.0% increase) and 20,905 (6.2% increase) employees, respectively. Transportation, communications, and public utilities reported the largest percentage gain from 1994 to 1995, at 8.8%. Construction reported the fourth largest employment gain over the year, at 5.2%, with increases about half of what they had been in 1994 and 1993 due to the completion of the Denver International airport. Mining continued to be the weakest industry sector, with only a 0.5% increase.

         The unemployment rate in Colorado remained stable at 4.2% during both 1994 and 1995. In 1996, the Colorado unemployment rate dropped to 4.0% compared to the 5.4% rate for the nation. Colorado's job growth rate increased 2.5% in 1996, a decrease from the 4.7% growth rate in 1995. In comparison, the job growth rate for the United States in 1995 and 1996 was 2.7% and 2.0%, respectively. The services sector comprised 28% of Colorado's 1995 employment and generated 38% of the State's growth.

         Personal income rose 6.2% in Colorado during 1994 and 7.5% in 1993. During 1995, personal income rose 8.0% in Colorado to $88.131 billion, as compared with 6.3% for the nation as a whole. In 1996, Colorado's personal income dropped to 6.3%, while still higher than the nation's 1996 rate of 5.6%.

         Economic conditions in the State may have continuing effects on other governmental units within the State (including issuers of the Bonds in the Colorado Trust), which, to varying degrees, have also experienced reduced revenues as a result of recessionary conditions and other factors.

         STATE TAXATION. For a discussion of the Federal tax status of income earned on Colorado Trust Units, see "Tax Status."

         The assets of the Colorado Trust will consist of interest-bearing obligations issued by or on behalf of the State of Colorado ("COLORADO") or counties, municipalities, authorities or political subdivisions thereof (the "COLORADO BONDS") or by the Commonwealth of Puerto Rico (the "PUERTO RICO BONDS") (collectively, the "BONDS").

          Neither the Sponsor nor its counsel has independently examined the Bonds to be deposited in and held in the Colorado Trust. However, although Chapman and Cutler expresses no opinion with respect to the issuance of the Bonds, in rendering its opinion expressed herein, it has assumed that: (i) the Bonds were validly issued; (ii) the interest thereon is excludable from gross income for Federal income tax purposes; and (iii) interest on the Bonds, if received directly by a Unitholder, would be exempt from the income tax imposed by the State of Colorado that is applicable to individuals and corporations (the "State Income Tax"). This opinion does not address the taxation of persons other than full time residents of Colorado.

         In the opinion of Chapman and Cutler, counsel to the Sponsor, under existing Colorado law:

               1. Because Colorado income tax law is based upon the Federal law, the Colorado Trust is not an association taxable as a corporation for purposes of Colorado income taxation.

               2. With respect to Colorado Unitholders, in view of the relationship between Federal and Colorado tax computations described above:

                    (i) Each Colorado Unitholder will be treated as owning a pro rata share of each asset of the Colorado Trust for Colorado income tax purposes in the proportion that the number of Units of such Trust held by the Unitholder bears to the total number of outstanding Units of the Colorado Trust, and the income of the Colorado Trust will therefore be treated as the income of each Colorado Unitholder under Colorado law in the proportion described and an item of income of the Colorado Trust will have the same character in the hands of a Colorado Unitholder as it would have in the hands of the Trustee;

                    (ii) Interest on Bonds that would not be includable in
               income for Colorado income tax purposes when paid directly to a Colorado Unitholder will be exempt from Colorado income taxation when received by the Colorado Trust and attributed to such Colorado Unitholder and when distributed to such Colorado Unitholder;

                    (iii) Certain of the Bonds in the Colorado Trust have been insured by the issuers thereof against default in the prompt payment of principal and interest. Based upon the exemptions and assumptions referred to above, it is our opinion that any amount received by the Colorado Trust representing maturing interest on defaulted Bonds held by the Trustee will be excludible from Colorado adjusted gross income, if and to the same extent as, such interest is so excludible for federal income tax purposes if paid in the normal course by the issuer notwithstanding that the source of the payment is from insurance proceeds provided, that, at the time such insurance policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with reasonable expectation that the issuer of the Bonds, rather than the insurer will pay debt service on the Bonds.

                    (iv) Each Colorado Unitholder will realize taxable gain or loss when the Colorado Trust disposes of the Bonds (whether by sale, exchange, redemption, or payment at maturity) or when the Colorado Unitholder redeems or sells Units at a price that differs from original cost as adjusted for amortization of bond discount or premium and other basis adjustments (including any basis reduction that may be required to reflect a Colorado Unitholder's share of interest, if any, accruing on Bonds during the interval between the Colorado Unitholder's settlement date and the date such Bonds are delivered to the Colorado Trust, if later);

                    (v) Tax basis reduction requirements relating to
               amortization of bond premium may, under some circumstances, result in Colorado Unitholders realizing taxable gain when their Units are sold or redeemed for an amount equal to or less than their original cost;

                    (vi) If interest on indebtedness incurred or continued by a
               Colorado Unitholder to purchase Units in the Colorado Trust is not deductible for Federal income tax purposes, it also will be non-deductible for Colorado income tax purposes; and

                    (vii) To the extent that interest income derived from the
               Colorado Trust by a Unitholder with respect to Puerto Rico Bonds is exempt from state pursuant to 48 U.S.C. ss.745, such interest will not be subject to the Colorado State Income Tax.

         Unitholders should be aware that all tax-exempt interest, including their share of interest on the Bonds paid to the Colorado Trust, is taken into account for purposes of determining eligibility for the Colorado Property Tax/Rent/Heat Rebate. Chapman and Cutler has expressed no opinion with respect to taxation under any other provisions of the Colorado law including the taxation of foreign or domestic insurance companies. Ownership of the Units may result in collateral Colorado tax consequences to certain taxpayers. Prospective investors should consult their tax advisors as to the applicability of any such collateral consequences.

                                             COLORADO INSURED SERIES 9
                                              SCHEDULE OF INVESTMENTS
                                   AS OF THE OPENING OF BUSINESS ON THE INITIAL
                                          DATE OF DEPOSIT: JULY 17, 1997

                    Name of Issuer, Title, Interest Rate and                                         Offering Price
  Aggregate         Maturity Date of either Bonds Deposited                       Redemption          to Colorado
Principal (1)            or Bonds Contracted for (1)(5)             Rating (2)    Feature (3)          Trust (4)
-------------       ----------------------------------------       ----------     -----------        --------------
$350,000         City of Colorado Springs, Colorado, Utilities          AAA      2004 @ 100              $341,545
                 System Improvements and Refunding Revenue
                 Bonds, Series 1994A (Connie Lee Insured)
                 5.125% Due 11/15/2023#

500,000          City and County of Denver, Colorado, Airport           AAA      2005 @ 102               508,385
                 System Revenue Bonds, Series 1995A (MBIA                        2007 @ 100 S.F.
                 Insured), 5.60% Due 11/15/2020#

250,000          Douglas County School District, Number                 AAA      2006 @ 101               249,527
                 Re. 1, Douglas and Elbert Counties, Colorado,                   2007 @ 100 S.F.
                 General Obligation Refunding Bonds, Series
                 1996, (MBIA Insured), 5.125% Due
                 12/01/2016#

250,000          Gunnison Watershed School District No.                 AAA      2006 @ 100               247,440
                 Re 1J, Gunnison and Saguache Counties,
                 Colorado, General Obligation Bonds, Series
                 1995, (MBIA Insured), 5.00% Due 12/01/2015#

250,000          Highlands Ranch Metropolitan District No. 2,           AAA      2006 @ 101               245,010
                 Douglas County, Colorado, General Obligation                    2007 @ 100 S.F.
                 Refunding Bonds, Series 1996, (Capital
                 Guaranty Insured) 5.00%, Due 06/15/2016#

500,000          Widefield Water and Sanitation District, El Paso       AAA      2007 @ 102               512,645
                 County, Colorado, Water and Sewer Revenue                       2009 @ 100 S.F.
                 Refunding and Improvement Bonds, Series
                 1997A, (MBIA Insured), 5.60% Due
                 12/01/2026#

105,000          El Paso County, Colorado, Single Family                AAA                                40,148
                 Mortgage Revenue Bonds, 1984 Series A,
                 (Investors Mtg. Ins. Insured) 0.00% Due
                 09/01/2015# (6)

250,000          Colorado Water Resources and Power                     AAA      2007 @ 101               258,330
                 Development Authority, Small Water Resources                    2013 @ 100 S.F.
                 Revenue Bonds (FGIC Insured), 5.60% Due
                 11/01/2017

$2,455,000                                                                                             $2,403,030
==========                                                                                             ==========

For an explanation of the footnotes used on this page, see "Notes to Schedules of Investments" on page 23.


NATIONAL INSURED SERIES 4

         GENERAL. National Insured Series 4 (the "National Trust") consists of 9 issues of Bonds all issued by entities located in 6 states and the District of Columbia. The issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total National Trust) as follows: 32.2% Health Care Revenue Bonds, 8.1% Water & Sewer Bonds, 8.1% Education Revenue Bonds, 49.1% Other Revenue Bonds and 2.5% Miscellaneous Revenue Bonds. No Bond has received a provisional rating. For a general description of certain of the risks associated with the Bonds, see "Risk Factors" below.

         FEDERAL TAXATION. For a discussion of the Federal tax status of income earned on National Trust Units, see "Tax Status."

                                             NATIONAL INSURED SERIES 4
                                              SCHEDULE OF INVESTMENTS
                                   AS OF THE OPENING OF BUSINESS ON THE INITIAL
                                          DATE OF DEPOSIT: JULY 17, 1997

                 Name of Issuer, Title, Interest Rate and                                         Offering Price
Aggregate         Maturity Date of either Bonds Deposited                      Redemption         to Territorial
Principal             or Bonds Contracted for (1)(5)           Rating (2)      Feature (3)           Trust (4)
---------        ----------------------------------------      ----------     -------------          ---------
$515,000       City of Grand Forks, North Dakota, Sales           AAA        2007 @ 100               $523,874
               Tax Revenue Bonds (The Aurora Project),                       2017 @ 100 S.F.
               Series 1997A, (MBIA Insured), 5.625% Due
               12/15/2029#

500,000        City of Chicago, Illinois, Chicago Midway          AAA        2007 @ 101                500,030
               Airport Revenue Bonds, 1996 Series A,                         2009 @ 100 S.F.
               Dated 04/01/1994 (MBIA Insured), 5.50%
               Due 01/01/2029#

250,000        The School District of Philadelphia,               AAA        2005 @ 101                253,593
               Pennsylvania, General Obligation Bonds,                       2007 @ 100 S.F.
               Series B of 1995 (AMBAC Insured), 5.50%
               Due 09/01/2025#

250,000        Spartanburg County (South Carolina) Health         AAA        2007 @102                 250,762
               Services District, Inc., Hospital Revenue                     2009 @ 100 S.F.
               Bonds, Series 1997A, (MBIA Insured),
               5.50% Due 04/15/2027#

500,000        City of Chicago, Illinois, Skyway Toll             AAA        2007 @ 102                501,020
               Bridge Revenue Bonds, Series 1996, (MBIA                      2017 @ 100 S.F.
               Insured), 5.50% Due 01/01/2023




250,000        New York City, Municipal Water Finance             AAA        2007 @ 101                251,130
               Authority, Water and Sewer System                             2008 @ 100
               Revenue Bonds, Fiscal 1997 Series B,
               (MBIA Insured), 5.50% Due 06/15/2027#

10,000         El Paso County, Colorado, Single Family            AAA                                    3,823
               Mortgage Revenue Bonds, 1984 Series A,
               Dated 09/01/1984 (Investors Mtg. Ins.
               Insured) 0.00% Due 09/01/2015 (6)#

750,000        District of Columbia, Revenue Bonds,               AAA        2007 @ 102                731,340
               Association of American Medical College                       2009 @ 100 S.F.
               Issues, Series 1997A, (AMBAC Insured),
               5.375% Due 02/15/2027**

80,000         Metropolitan Pier and Exposition Authority         AAA                                   22,860
               (Illinois), McCormick Place Expansion
               Project Bonds, Series 1992 A, (FGIC
               Insured), 0.00% Due 06/15/2020 (6)#

$3,105,000                                                                                             $3,038,432
==========                                                                                             ==========

For an explanation of the footnotes used on this page, see "Notes to Schedules of Investments" on page 23.



OREGON INSURED SERIES 6

         GENERAL. Oregon Insured Series 6 (the "Oregon Trust") consists of 7 issues of Bonds. One of the Bonds in the Oregon Trust is a general obligation (24.3%) of the governmental entity issuing it and is backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total Oregon Trust) as follows: 28.2% Education Revenue Bonds, 12.1% Other Revenue Bonds and 35.4% Water and Sewer Revenue Bonds. No Bond has received a provisional rating. For a general description of certain of the risks associated with the Bonds, see "Risk Factors" below.

         RISK FACTORS SPECIFIC TO OREGON. Similar to the nation as a whole, economic growth in Oregon is likely to be restricted to its long-term trend rate by near capacity labor markets and rising costs. Oregon's jobless rate is unlikely to fall below its current 5.0% for any sustained period. This will have the effect of limiting job growth to the rate of increase in the State's labor force. The labor force is expected to increase sufficiently to keep Oregon's employment growth well above the national average but not enough to match the job growth rates of the 1994 to 1996 period. The

State's tight labor markets and expanding high technology industries should continue to push Oregon's wages and per capita income up toward the national average.

         Oregon's personal income is forecast to increase 6.3% in 1997, down from an estimated 7.9% in 1996 but still well above the national forecast of 5.0% growth. Non-farm payroll employment is expected to increase 2.9% in 1997, more than double the projected national rate of job growth.

         With the State's overall labor market near full capacity, job expansion will become increasingly dependent on labor force growth. While the 18 to 24 year old segment of the population is expected to grow over the next five years, the key to labor force expansion is the rate of net migration. Oregon experienced rapid net in-migration over the 1990 to 1995 period averaging 40,700 per year. The state continues to be attractive to in-migrants, offering low unemployment and rising relative wages. Moreover, California's unemployment rate remains 2% above Oregon's rate. These factors should keep Oregon's population growth well above the national average.

         Despite the attraction of Oregon's strong economy, the rate of net in-migration is likely to slow for two reasons. First, California is well into an economic recovery with job growth above the national average. This has already slowed movement into Oregon. This trend can be expected to continue. A second factor is Oregon's rising home prices. Oregon's conventional home repeat price index increased 9.3% per year over the 1990 to 1995 period, the second fastest growth rate among the states. Home prices are estimated to increase 8.9% in 1996, followed by a 7.9% projected increase in 1997. These increases are making Oregon a relatively more expensive place to live. This will have the effect of reducing the States's attractiveness to some potential in-migrants.

         The State's tight labor markets are expected to continue pushing Oregon's wages toward the national average. Manufacturing wages grew an estimated 6.3% in 1996 while private service wages increased 5.6%. In 1997, manufacturing wages are projected to increase another 4.3% while private service wages rise 4.4%. Oregon's annual wages have increased from 89.8% of the national average in 1993 to 92.9% in 1995. They are forecast to rise to 94.5% in 1997. Wage growth is a key factor stimulating demand and retail sales in Oregon but it also is a growing concern among Oregon businesses because higher wages mean higher costs.

         It is the expanding high technology manufacturing sector that has been the catalyst for the State's rapid growth over the 1994 to 1996 period. Though slowing, high tech should continue to be the driving force behind growth in the region stretching from the Portland Metropolitan area through Salem and Corvallis to Eugene. High tech manufactures are expected to add 2,300 jobs in 1997 with the overwhelming majority of them occurring in this region.

         The rest of the State will benefit from a generally healthy agriculture sector (with the exception of the cattle industry), a stabilizing timber harvest and increasing cost advantages relative to the Willamette Valley and Portland metropolitan area. The statewide timber harvest is expected to be 4.2 billion board feet in 1997, matching the estimate for 1996. Although the harvest is not expected to show further significant declines, it is forecast to remain at extremely low levels relative to the post World War II norm. Lumber and wood products jobs are forecast to decline only 1.4% in 1997 after decreasing an estimated 3.1% in 1996.

         The major components of personal income are expected to grow more slowly in 1997 with the exception of dividend, interest and rent income and transfer payments. Non-farm proprietor income is forecast to increase 4.3% in 1997, down from an estimated 6.2% in 1996. Farm proprietor income is projected to drop 12% in 1997 after jumping 29.8% in 1995 and 41% in 1996. Wage and salary income is expected to increase 6.9% in 1997, after growing more than 9% in both 1995 and 1996.

         The forecast of rising short-term interest rates pushes up dividend, interest and rent income 7.6% in 1997, compared to an estimated 5.2% growth rate in 1996. Transfer payments are projected to increase 5.7% in 1997, up 0.2% from the 1996 estimate.

         Construction employment is expected to show less growth in 1997 though it is likely to remain at a high level of activity. After adding jobs at a double digit rate each year from 1994 to 1996, construction industry employers are forecast to expand payroll jobs only 4.1% in 1997. Housing starts are forecast to drop 13.6%. While the forecast of 22,100 is below the housing start level for 1994 through 1996, it is above every year between 1979 and 1994.

         Overall manufacturing employment is forecast to increase 0.3% in 1997 after averaging 3.0% growth for the 1994 to 1996 period. The expanding high tech sector is likely to make it increasingly difficult for other manufacturers to find skilled labor at wages consistent with their competitive position. Metals employment is expected to decline 0.7% while transportation equipment manufacturing job growth drops from 4.0% in 1996 to 1.1% in 1997. Nondurable goods manufacturers are projected to reduce employment 1.3% in 1997, in line with the estimated 1996 decrease. Mining employment is forecast to inch up 0.8% after jumping 10.2% in 1996.

         The State's service-producing sectors are expected to continue growing but they too are likely to be constrained by labor availability. Jobs in the State's largest sector, non-health services, are expected to grow 5.7 %, down from 8.1% in 1996. A similar slowing trend is also expected for retail and wholesale trade which are projected to increase 2.6% and 3.8% in 1997, respectively. Health service employment is forecast to rise 3.4% while financial service jobs are projected to expand 2.3%. Job growth rates of 2.1% in transportation services and 1.4% in communications and utilities are anticipated in 1997.

         The government sector in Oregon is forecast to continue shrinking relative to the overall economy. Overall government jobs are projected to increase 1.7% in 1997, marking the sixth consecutive year win which public sector jobs have grown more slowly than private sector jobs. Federal government employment is expected to decline for the fifth year in a row, dipping 1.7%.

State government jobs are projected to increase 2.8% while local government jobs (which include tribal employment) increase 1.9%.

         General Fund revenue is projected to be $8,145.7 million for the 1997-99 biennium. The beginning balance is estimated to be $536.3 million for a total General Fund resource estimate of $8,682 million. The December 1997-99 General Fund revenue estimate is $115.1 million higher than the September forecast despite the anticipation of a larger 2% surplus kicker refund. The overall General Fund resource projection is $243.8 million more than the September forecast.

         General Fund revenue growth is expected to slow to 10.1% in the 1997-99 biennium, down from an estimated 13.2% in 1995-97. Removing the effects of the 2% surplus kicker refunds from both biennia shows General Fund revenue growth of 10.3% in 1997-99 compared to 18.3% in 1995- 97. The expectation of slower economic growth and changes in tax law are the primary reasons for the declining rate of increase.

         The foregoing information constitutes only a brief summary of some of the financial difficulties which may impact certain issuers of Bonds and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers in the Oregon Trust are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of Bonds, could affect or could have an adverse impact on the financial condition of the State and various agencies and political subdivisions located in the State. The Sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of Bonds, the market value or marketability of the Bonds or the ability of the respective issuers of the Bonds acquired by the Oregon Trust to pay interest on or principal of the Bonds.

         STATE TAXATION. For a discussion of the Federal tax status of income earned on Oregon Trust Units, see "Tax Status."

         The assets of the Oregon Trust will consist of interest-bearing obligations issued by or on behalf of the State of Oregon (the "State") or counties, municipalities, authorities or political subdivisions thereof (the "Oregon Bonds") or by the Commonwealth of Puerto Rico, Guam and the United States Virgin islands (the "Possession Bonds") (collectively, the "Bonds"). Neither the Sponsor nor its counsel have independently examined the Bonds to be deposited in and held in the Oregon Trust. However, although no opinion is expressed herein regarding such matters, it is assumed that: (i) the Bonds were validly issued; (ii) the interest thereon is excludable from gross income for Federal income tax purposes; and (iii) interest on the Bonds, if received directly by an Oregon Unitholder, would be exempt from the Oregon income tax applicable to individuals (the "Oregon Personal Income Tax").

         In the opinion of Chapman and Cutler, counsel to the Sponsor, under existing Oregon law and based on the assumptions set forth above:

               1. The Oregon Trust is not an association taxable as a corporation and based upon an administrative rule of the Oregon State Department of Revenue, each Oregon Unitholder of the Oregon Trust will be essentially treated as the owner of a pro rata portion of the Oregon Trust and the income of such portion of the Oregon Trust will be treated as the income of the Oregon Unitholder for Oregon Personal Income Tax purposes;

               2. Interest on the Bonds which is exempt from the Oregon Personal Income Tax when received by the Oregon Trust, and which would be exempt from the Oregon Personal Income Tax if received directly by an Oregon Unitholder, will retain its status as exempt from such tax when received by the Oregon Trust and distributed to an Oregon Unitholder;

               3. To the extent that interest derived from the Oregon Trust by an Oregon Unitholder with respect to the Possession Bonds is excludable from gross income for Federal income tax purposes and is exempt from state tax pursuant to 48 U.S.C. Section 745, 48 U.S.C.
          Section 1423a and 48 U.S.C. Section 1403, such interest will not be subject to the Oregon Personal Income Tax.

               4. Each Oregon Unitholder of the Oregon Trust will recognize gain or loss for Oregon Personal Income Tax purposes if the Trustee disposes of a bond (whether by redemption, sale or otherwise) or if the Oregon Unitholder redeems or sells Units of the Oregon Trust to the extent that such a transaction results in a recognized gain or loss to such Oregon Unitholder for Federal income tax purposes; and

               5. The Oregon Personal Income Tax does not permit a deduction of interest paid or incurred on indebtedness incurred or continued to purchase or carry Units in the Oregon Trust, the interest on which is exempt from such Tax.

         Investors should consult their tax advisers regarding collateral tax consequences under Oregon law relating to the ownership of the Units, including, but not limited to, the calculation of "net pension income" tax credits for retirees and the applicability of other Oregon taxes.

         Chapman and Cutler has not examined any of the Bonds to be deposited and held in the Oregon Trust or the proceedings for the issuance thereof or the opinions of bond counsel with respect thereto and therefore it expresses no opinion as to the exemption from the Oregon Personal Income Tax of interest on the Bonds if received directly by an Oregon Unitholder. In addition, prospective purchasers subject to the Oregon corporate income tax should be advised that for purposes of the Oregon Corporate Income (Excise) Tax, interest on the Oregon Bonds received by the Oregon Trust and distributed to an Oregon Unitholder subject to such tax will be added to the corporate Oregon Unitholder's Federal taxable income and therefore will be taxable. No opinion is expressed as to the treatment of interest on any Possession Bonds included in the Oregon Trust for purposes of the Oregon Corporate Income (Excise) Tax. No opinion is expressed regarding the Oregon taxation of foreign or domestic insurance companies.

         Chapman and Cutler has expressed no opinion with respect to taxation under any other provision of Oregon law. Ownership of the Units may result in collateral Oregon tax consequences for certain taxpayers. Prospective investors should consult their tax advisors as to the applicability of any such collateral consequences.

                                              OREGON INSURED SERIES 6
                                              SCHEDULE OF INVESTMENTS
                                   AS OF THE OPENING OF BUSINESS ON THE INITIAL
                                          DATE OF DEPOSIT: JULY 17, 1997

                     Name of Issuer, Title, Interest Rate and                                    Offering Price
  Aggregate          Maturity Date of either Bonds Deposited                    Redemption          to Oregon
Principal (1)            or Bonds Contracted for (1)(5)         Rating (2)      Feature (3)         Trust (4)
-------------        ----------------------------------------   ----------      -----------        ----------
$250,000         City of Molalla, Clackamas County, Oregon,        AAA        2007 @ 100            $250,945
                 Water Revenue Bonds, Series 1997 (FSA
                 Insured), 5.20% Due 08/01/2017**

230,000          City of Portland, Oregon, Sewer System            AAA        2006 @ 100             232,192
                 Revenue Bonds, 1996 Series A, (MBIA
                 Insured), 5.25% Due 06/01/2016#

500,000          Oregon Health Sciences University, Insured        AAA        2006 @ 102             496,210
                 Revenue Bonds, 1995 Series A, (MBIA                          2008 @ 100 S.F.
                 Insured), 5.25% Due 07/01/2028

250,000          State of Oregon, Department of                    AAA        2007 @ 101             261,390
                 Administrative Services, Certificates of                     2008 @ 100 S.F.
                 Participation, 1997 Series A, (AMBAC
                 Insured), 5.80% Due 05/01/2024#

250,000          City of Beaverton, Oregon, Water Revenue          AAA        2007 @ 100             252,812
                 Bonds, Series 1997, (FGIC Insured), 5.25%
                 Due 06/01/2017#

500,000          Multnomah County Drainage District No. 1,         AAA        2007 @ 100             498,855
                 Multnomah County, Oregon, General
                 Obligation Assessment Bonds, Series 1997,
                 (MBIA Insured), 5.25% Due 08/01/2017**

80,000           Oregon Health Sciences University, Insured        AAA                                22,121
                 Revenue Bonds, 1995 Series B, (MBIA
                 Insured) 0.00% Due 07/01/2021 (6)#

$2,060,000                                                                                        $2,014,525
==========                                                                                        ==========

For an explanation of the footnotes used on this page, see "Notes to Schedules of Investments" on page 23.


                        Notes to Schedules of Investments
                      As of the Opening of Business on the
                     Initial Date of Deposit: July 17, 1997

         1. Certain Bonds are represented by "regular way" or "when issued" contracts for the performance of which an irrevocable letter of credit, obtained from a financial institution unaffiliated with the Sponsor, has been deposited with the Trustee. The Sponsor has assigned to the Trustee all of its right, title and interest in and to such Bonds. Contracts to acquire Bonds were entered into during the period from July 11, 1997 to July 16, 1997. These Bonds have expected settlement dates from July 29, 1997 to July 31, 1997 (see "The Fund").

         2. All ratings are by Standard & Poor's and/or Moody's. As a result of the insurance related to each Bond in an Insured Trust, each Bond is rated "AAA" by Standard & Poor's and/or "Aaa" by Moody's. See "Insurance on Bonds in the Insured Trusts" and "Description of Bond Ratings."

         3. There is shown under this heading the year in which each issue of the Bonds is initially or currently callable and the call price for that year. Each issue of the Bonds continues to be callable at declining prices thereafter (but not below par value) except for original issue discount bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. "S.F." indicates a sinking fund is established with respect to an issue of the Bonds. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed obligations have an offering side valuation which represents a premium over par. Certain Bonds may be subject to redemption without premium prior to the date shown pursuant to extraordinary optional or mandatory redemptions if certain events occur. Notwithstanding any provisions to the contrary, certain bond issuers have in the past, and others may in the future, attempt to redeem bonds prior to their initially scheduled call dates and at prices which do not include any premiums. For a general discussion of certain of these events, see "Risk Factors--Redemptions of Bonds." To the extent that the Bonds were deposited in a Trust at a price higher than the price at which they are redeemed, this will represent a loss of capital when compared with the original Public Offering Price of the Units. Conversely, to the extent that the Bonds were acquired at a price lower than the redemption price, this will represent an increase in capital when compared with the original Public Offering Price of the Units. Distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to redeemed Bonds and there will be distributed to Unitholders the principal amount and any premium received on such redemption. The Estimated Current Return and Estimated Long-Term Return in this event may be affected by such redemptions. For the Federal tax effect on Unitholders of such redemptions and resultant distributions, see "Tax Status" and "Estimated Current Return and Estimated Long-Term Return."

         4. Evaluation of Bonds is made on the basis of current offering prices for the Bonds. The offering prices are greater than the current bid prices of the Bonds which is the basis on which Unit value is determined for purposes of redemption of Units (see "Public Offering--Offering Price").

         5. Other information regarding the Bonds in each Trust, as of the opening of business on the Initial Date of Deposit, is as follows:

                                                                       Annual           Bid Side
                                   Cost to       Profit (Loss)     Interest Income     Evaluation
         Trust                     Sponsor        to Sponsor          to Trust          of Bonds
         -----                     -------        ----------          --------          --------
Colorado Insured Series 9         $2,377,752        $25,278           $125,750         $2,385,011
National Insured Series 4         $3,005,965        $32,467           $165,531         $3,015,483
Oregon Insured Series 6           $1,986,911        $27,614           $105,200         $1,999,375


The Sponsor may have entered into contracts which hedge interest rate fluctuations on certain Bonds in the portfolios. On the opening of business on the Initial Date of Deposit, the offering side evaluation of the Bonds in each Trust was higher than the bid side evaluation of such Bonds by .756%, .761% and
 .757% for the Colorado, National and Oregon Trusts, respectively. Two Bonds in the Oregon Trust and one Bond in the National Trust, representing 36.4% and 24.2% of the principal amount of the Bonds, respectively, (marked by a double asterisk (**)) were purchased on a "when, as and if issued" basis. Interest on these bonds begins accruing to the benefit of Unitholders on their respective dates of delivery which is expected to take place seven days and nine days for the Oregon Trust and National Trust, respectively, after the first settlement date.

"#" indicates that such Bond was issued at either an original issue discount or purchased at a market discount. The tax effect of Bonds issued at an original issue discount or purchased at a market discount is described in "Tax Status."

         6. This Bond has been purchased at a deep discount from the par value because there is little or no stated interest income thereon. Bonds which pay no interest are normally described as "zero coupon" bonds. Over the life of bonds purchased at a deep discount the value of such bonds will increase such that upon maturity the holders of such bonds will receive 100% of the principal amount thereof. To the extent that zero coupon bonds are sold or called prior to maturity, there is no guarantee that the value of the proceeds received therefrom by the Trust will equal or exceed the par value that would have been obtained at maturity of such zero coupon bonds.


EQUIVALENT TAXABLE ESTIMATED CURRENT RETURNS

         As of the date of this Prospectus, the following table shows the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and State (if applicable) taxes using the published Federal and State (if applicable) tax rates scheduled to be in effect in 1997. This table illustrates approximately what you would have to earn on taxable investments to equal the tax-exempt estimated current return in your income tax bracket. For cases in which more than one State bracket falls within a Federal bracket, the highest State bracket is combined with the Federal bracket. The combined State and Federal tax rates shown reflect the fact that State tax payments are currently deductible for Federal tax purposes. The table does not show the approximate taxable estimated current returns for individuals who are subject to the alternative minimum tax. The taxable equivalent estimated current returns may be somewhat higher than the equivalent returns indicated in the following table for those individuals who have adjusted gross incomes in excess of $121,200. The table does not reflect the effect of limitations on itemized deductions and the deduction for personal exemptions which were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the marginal maximum Federal tax rate to approximately 44 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 41 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80 percent of his allowable itemized deductions, with certain exceptions. See "Tax Status" for a more detailed discussion of recent Federal tax legislation, including a discussion of provisions affecting corporations.

                                           Colorado Tax Equivalent Table
                                           -----------------------------
         Taxable Income ($1,000's)                               Tax-Exempt Estimated Current Return
    --------------------------------                 -----------------------------------------------------------
         Single            Joint           Tax       4-1/2%    5%      5-1/2%     6%      6-1/2%    7%    7-1/2%
         Return            Return        Bracket             Equivalent Taxable Estimated Current Return
    --------------   ---------------     -------     -----------------------------------------------------------
    $    0 - 24.65    $    0 - 41.20      19.3%       5.58%    6.20%    6.82%    7.43%     8.05%   8.67%   9.29%
     24.65 - 59.75     41.20 - 99.60      31.6        6.58     7.31     8.04     8.77      9.50   10.23   10.96
    59.75 - 124.65    99.60 - 151.75      34.5        6.87     7.63     8.40     9.16      9.92   10.69   11.45
   124.65 - 271.05   151.75 - 271.05      39.2        7.40     8.22     9.05     9.87     10.69   11.51   12.34
       Over 271.05       Over 271.05      42.6        7.84     8.71     9.58    10.45     11.32   12.20   13.07


                                           National Tax Equivalent Table
                                           -----------------------------
         Taxable Income ($1,000's)                               Tax-Exempt Estimated Current Return
    --------------------------------                 -----------------------------------------------------------
         Single            Joint           Tax       4-1/2%    5%      5-1/2%     6%      6-1/2%    7%    7-1/2%
         Return            Return        Bracket             Equivalent Taxable Estimated Current Return
    --------------   ---------------     -------     -----------------------------------------------------------

    $    0 - 24.65    $    0 - 41.20      15.0%       5.29%    5.88%    6.47%    7.06%     7.65%   8.24%   8.82%
     24.65 - 59.75     41.20 - 99.60      28.0        6.25     6.94     7.64     8.33      9.03    9.72   10.42
    59.75 - 124.65    96.60 - 151.75      31.0        6.52     7.25     7.97     8.70      9.42   10.14   10.87
   124.65 - 271.05   151.75 - 271.05      36.0        7.03     7.81     8.59     9.38     10.16   10.94   11.72
       Over 271.05       Over 271.05      39.6        7.45     8.28     9.11     9.93     10.76   11.59   12.42

                                            Oregon Tax Equivalent Table
                                            ---------------------------
         Taxable Income ($1,000's)                               Tax-Exempt Estimated Current Return
    --------------------------------                 -----------------------------------------------------------
         Single            Joint           Tax       4-1/2%    5%      5-1/2%     6%      6-1/2%    7%    7-1/2%
         Return            Return        Bracket             Equivalent Taxable Estimated Current Return
    --------------   ---------------     -------     -----------------------------------------------------------

    $    0 - 24.65    $    0 - 41.20      22.7%       5.82%    6.47%    7.12%    7.76%     8.41%   9.06%   9.70%
     24.65 - 59.75     41.20 - 99.60      34.5        6.87     7.63     8.40     9.16      9.92   10.69   11.45
    59.75 - 124.65    99.60 - 151.75      37.2        7.17     7.96     8.76     9.55     10.35   11.15   11.94
   124.65 - 271.05   151.75 - 271.05      41.8        7.73     8.59     9.45    10.35     11.17   12.03   12.89
       Over 271.05       Over 271.05      45.0        8.18     9.09    10.00    10.91     11.82   12.73   13.64


INDEPENDENT AUDITORS' REPORT

         TO THE SPONSOR, TRUSTEE AND THE UNITHOLDERS OF DELAWARE-VOYAGEUR TAX-EXEMPT TRUST, SERIES 11:

         We have audited the accompanying statements of net assets, including the schedules of investments, of Delaware-Voyageur Tax-Exempt Trust, Series 11 (Colorado Insured Series 9, National Insured Series 4 and Oregon Insured Series
6), as of July 17, 1997. The statements of net assets are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities held and confirmation of an irrevocable letter of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Delaware-Voyageur Tax-Exempt Trust, Series 11 (Colorado Insured Series 9, National Insured Series 4 and Oregon Insured Series 6), as of July 17, 1997, in conformity with generally accepted accounting principles.




                                               KPMG Peat Marwick LLP


Minneapolis, Minnesota
July 17, 1997

                  DELAWARE-VOYAGEUR TAX-EXEMPT TRUST, SERIES 11
                            STATEMENTS OF NET ASSETS
                  AS OF THE OPENING OF BUSINESS ON THE INITIAL
                         DATE OF DEPOSIT: JULY 17, 1997

                                                    Colorado      National       Oregon
                                                     Insured      Insured       Insured
                                                    Series 9      Series 4      Series 6
                                                   ----------    ----------    ----------

Investments in securities(2)                       $2,362,881                  $  989,792
Contracts to purchase securities(1)(2)                 40,149    $3,038,432     1,024,733
Accrued interest on underlying securities(1)(3)        18,523        20,529        11,006
Organizational and offering Costs (4)                   6,727        13,839         6,757
                                                   ----------    ----------    ----------
Total Assets                                       $2,428,280    $3,072,800    $2,032,288
Less: distributions payable(3)                         18,523        20,529        11,006
Less: accrued organizational and
  offering costs (4)                                    6,727        13,839         6,757
                                                   ----------    ----------    ----------
Net Assets                                         $2,403,030    $3,038,432    $2,014,525
                                                   ==========    ==========    ==========

Net Assets Represented By:
      Interest of Unitholders--
      Units of fractional undivided interest
      outstanding: (252,679, 319,491, 211,827)

Cost to investors(5)                               $2,526,790    $3,194,910    $2,118,270
Less:  Gross underwriting commission(5)               123,760       156,478       103,745
                                                   ----------    ----------    ----------
Net Assets(5)                                      $2,403,030    $3,038,432    $2,014,525
                                                   ==========    ==========    ==========

-----------------------
(1)   The aggregate value of the Bonds listed under "Schedule of Investments"
      for each Trust herein and their cost to such Trust are the same. The value of the Bonds is determined by Muller Data Corporation on the bases set forth under "Public Offering--Offering Price." The contracts to purchase securities are collateralized by an irrevocable letter of credit which has been deposited with the Trustee in and for the following amounts:



                                                             Principal          Offering
                                                             Amount of          Price of        Accrued Interest
                                        Amount of           Bonds Under        Bonds Under         to Expected
                                     Letter of Credit        Contracts          Contracts        Delivery Dates
                                     ----------------        ---------          ---------        --------------
      Colorado Insured Series 9            $40,149            $105,000            $40,149               $--
      National Insured Series 4         $3,058,961          $3,105,000         $3,038,432           $20,529
      Oregon Insured Series 6           $1,029,609          $1,080,000         $1,024,733            $4,876

(2) Insurance coverage providing for the timely payment of principal and interest on the Bonds in the portfolio of each Insured Trust has been obtained by the issuer of the Bond, the underwriter of such Bond, the Sponsor or others. See "Schedule of Investments."

(3) The Trustee will advance the amount of accrued interest as of July 22, 1997 (the "First Settlement Date"), and all accrued interest to the First
      Settlement Date will be distributed to the Sponsor as the Unitholder of record as of the First Settlement Date.




(4) The Trusts (and therefore Unitholders) will bear all or a portion of their organizational and offering costs, which will be deferred and charged off against principal at the end of the initial offering period.

(5) The aggregate public offering price (exclusive of interest) and the aggregate sales charge are computed on the bases set forth under "Public
      Offering--Offering Price" and "Public Offering--Sponsor and Underwriter
      Compensation" and assume all single transactions involve less than $100,000. For single transactions involving $100,000 or more, the sales charge is reduced (see "Public Offering--General") resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net Assets remains unchanged.



RISK FACTORS

         GENERAL. Certain of the Bonds in the Trusts may have been acquired at a market discount from par value. The coupon interest rates on the discount bonds at the time they were purchased and deposited in the Trusts were lower than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued comparable bonds increase, the market discount of previously issued bonds will become greater, and if such interest rates for newly issued comparable bonds decline, the market discount of previously issued bonds will be reduced, other things being equal. Investors should also note that the value of bonds purchased at a market discount will increase in value faster than Bonds purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than Bonds purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium bonds and the prepayment benefit for lower yielding, discount bonds will be reduced. A discount bond held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and less in the form of tax-exempt interest income than a comparable bond newly issued at current market rates. See "Tax Status." Market discount attributable to interest changes does not indicate a lack of market confidence in the issue. Neither the Sponsor, the Distributor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Bonds.

         Certain of the Bonds in the Trusts may be original issue discount bonds. Under current law, the original issue discount, which is the difference between the stated redemption price at maturity and the issue price of the Bonds, is deemed to accrue on a daily basis and the accrued portion is treated as tax-exempt interest income for Federal income tax purposes. On sale or redemption, any gain realized that is in excess of the earned portion of original issue discount will be taxable as capital gain unless the gain is attributable to market discount in which case the accretion of market discount is taxable as ordinary income. See "Tax Status." The current value of an original issue discount bond reflects the present value of its stated redemption price at maturity. The market value tends to increase in greater increments as the Bonds approach maturity.

         Certain of the original issue discount bonds may be zero coupon bonds (including bonds known as multiplier bonds, money multiplier bonds, capital appreciation bonds, capital accumulator bonds, compound interest bonds and money discount maturity payment bonds). Zero coupon bonds do not provide for the payment of any current interest and generally provide for payment at maturity at face value unless sooner sold or redeemed. Zero coupon bonds may be subject to more price volatility than conventional bonds. While some types of zero coupon bonds, such as multipliers and capital appreciation bonds, define par as the initial offering price rather than the maturity value, they share the basic zero coupon bond features of (i) not paying interest on a semi-annual basis and (ii) providing for the reinvestment of the bond's semi-annual earnings at the bond's stated yield to maturity. While zero coupon bonds are frequently marketed on the basis that their fixed rate of return minimizes reinvestment risk, this benefit can be negated in large part by weak call protection, i.e., a bond's provision for redemption at only a modest premium over the accreted value of the bond. See footnote (6) in "The Trusts--Notes to Schedules of Investments."

         Certain of the Bonds in the Trusts may have been acquired at a market premium from par value at maturity. The coupon interest rates on the premium bonds at the time they were purchased and deposited in the Trusts were higher than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued and otherwise comparable bonds decrease, the market premium of previously issued bonds will be increased, and if such interest rates for newly issued comparable bonds increase, the market premium of previously issued bonds will be reduced, other things being equal. The current returns of bonds trading at a market premium are initially higher than the current returns of comparable bonds of a similar type issued at currently prevailing interest rates because premium bonds tend to decrease in market value as they approach maturity when the face amount becomes payable. Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium bond at par or early prepayments of principal will result in a reduction in yield. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed Bonds have an offering side valuation which represents a premium over par or for original issue discount Bonds a premium over the accreted value. To the extent that the Bonds were deposited in the Fund at a price higher than the price at which they are redeemed, this will represent a loss of capital when compared to the original Public Offering Price of the Units. Because premium bonds generally pay a higher rate of interest than Bonds priced at or below par, the effect of the redemption of premium bonds would be to reduce estimated net annual unit income by a greater percentage than the par amount of such bonds bears to the total par amount of Bonds in the affected Trust. Although the actual impact of any such redemptions that may occur will depend upon the specific Bonds that are redeemed, it can be anticipated that the estimated net annual unit income will be significantly reduced after the dates on which such Bonds are eligible for redemption. A Trust may be required to sell zero coupon bonds prior to maturity (at their current market price which is likely to be less than their par value) in the event that all the Bonds in the portfolio other than the zero coupon bonds are called or redeemed in order to pay expenses of a Trust or in case a Trust is terminated. See "Trust Administration--Portfolio Administration" and "Trust Administration--Amendment or Termination." See "The Trusts-- Schedule of Investments" for each Trust for the earliest scheduled call date and the initial redemption price for each Bond.

         Certain of the Bonds in certain of the Trusts may be general obligations of a governmental entity that are backed by the taxing power of such entity. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. All other Bonds in the Trusts are revenue bonds payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different Bonds in the Fund, both within a particular classification and between classifications, depending on numerous factors. See "The Trusts--General" for each Trust.

         Certain of the Bonds in certain of the Trusts may be obligations which derive their payments from mortgage loans. Certain of such housing bonds may be FHA insured or may be single family mortgage revenue bonds issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. These bonds were issued under Section 103A of the Internal Revenue Code, which Section contains certain requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from Federal income tax under existing laws and regulations. Certain issuers of housing bonds have considered various ways to redeem bonds they have issued prior to the stated first redemption dates for such bonds. In connection with any housing bonds held by the Fund, the Sponsor at the Initial Date of Deposit is not aware that any of the respective issuers of such Bonds are actively considering the redemption of such Bonds prior to their respective stated initial call dates. See "The Trusts--General" for each Trust.

         Certain of the Bonds in certain of the Trusts may be health care revenue bonds. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Ratings of bonds issued for health care facilities are often based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services and the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other health care facilities, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, the cost and possible unavailability of malpractice insurance, the funding of Medicare, Medicaid and other similar third party payor programs, government regulation and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs. Medicare reimbursements are currently calculated on a prospective basis utilizing a single nationwide schedule of rates. Prior to such legislation Medicare reimbursements were based on the actual costs incurred by the health facility. The current legislation may adversely affect reimbursements to hospitals and other facilities for services provided under the Medicare program. See "The Trusts--General" for each Trust.

         Certain of the Bonds in certain of the Trusts may be obligations of public utility issuers, including those selling wholesale and retail electric power and gas. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. General problems of such issuers would include the difficulty in financing large construction programs in an inflationary period, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. All of such issuers have been experiencing certain of these problems in varying degrees. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Bonds in the portfolio to make payments of principal and/or interest on such Bonds. See "The Trusts--General" for each Trust.

         Certain of the Bonds in certain of the Trusts may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Such Bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no growth" zoning ordinances. All of such issuers have been experiencing certain of these problems in varying degrees. See "The Trusts--General" for each Trust.

         Certain of the Bonds in certain of the Trusts may be industrial revenue bonds ("IRBs"). In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. IRBs have generally been issued under bond resolutions pursuant to which the revenues and receipts payable under the arrangements with the operator of a particular project have been assigned and pledged to purchasers. In some cases, a mortgage on the underlying project may have been granted as security for the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environ- mentally-caused illnesses, extensive competition and financial deterioration resulting from a corporate restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may impact on such operator's creditworthiness which in turn would have an adverse impact on the rating and/or market value of such Bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such Bonds, even though no actual takeover or other action is ever contemplated or effected. See "The Trusts--General" for each Trust.

         Certain of the Bonds in certain of the Trusts may be obligations that are secured by lease payments of a governmental entity (hereinafter called "lease obligations"). Lease obligations are often in the form of certificates of participation. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Although the lease obligations do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, a lease obligation is ordinarily backed by the municipality's covenant to appropriate for and make the payments due under the lease obligation. However, certain lease obligations contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby. Although "non-appropriation" lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult. See "The Trusts--General" for each Trust.

         Certain of the Bonds in certain of the Trusts may be obligations of issuers which are, or which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes or, for higher education systems, from tuition, dormitory revenues, grants and endowments. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. General problems relating to school bonds include litigation contesting the state constitutionality of financing public education in part from ad valorem taxes, thereby creating a disparity in educational funds available to schools in wealthy areas and schools in poor areas. Litigation or legislation on this issue may affect the sources of funds available for the payment of school bonds in the Trusts. General problems relating to college and university obligations include the prospect of a declining percentage of the population consisting of "college" age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers. All of such issuers have been experiencing certain of these problems in varying degrees. See "The Trusts--General" for each Trust.

         Certain of the Bonds in certain of the Trusts may be obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. The major portion of an airport's gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. The air transport industry is experiencing significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines are experiencing severe financial difficulties. The Sponsor cannot predict what effect these industry conditions may have on airport revenues which are dependent for payment on the financial condition of the airlines and their usage of the particular airport facility. Similarly, payment on Bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents. See "The Trusts--General" for each Trust.

         Certain of the Bonds in certain of the Trusts may be obligations which are payable from and secured by revenues derived from the operation of resource recovery facilities. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Resource recovery facilities are designed to process solid waste, generate steam and convert steam to electricity. Resource recovery bonds may be subject to extraordinary optional redemption at par upon the occurrence of certain circumstances, including but not limited to: destruction or condemnation of a project; contracts relating to a project becoming void, unenforceable or impossible to perform; changes in the economic availability of raw materials, operating supplies or facilities necessary for the operation of a project or technological or other unavoidable changes adversely affecting the operation of a project; administrative or judicial actions which render contracts relating to the projects void, unenforceable or impossible to perform; or impose unreasonable burdens or excessive liabilities. The Sponsor cannot predict the causes or likelihood of the redemption of resource recovery bonds in a Trust prior to the stated maturity of the Bonds. See "The Trusts--General" for each Trust.

         An investment in Units of the Trusts should be made with an understanding of the interest rate risk associated with such an investment. Generally, bond prices (and therefore Unit prices) will move inversely with interest rates, and bonds (Trusts) with longer maturities are likely to exhibit greater fluctuations in market value, all other things being equal, than bonds (Trusts) with shorter maturities.

         REDEMPTIONS OF BONDS. Certain of the Bonds in certain of the Trusts are subject to redemption prior to their stated maturity date pursuant to sinking fund provisions, call provisions or extraordinary optional or mandatory redemption provisions or otherwise. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. A callable debt obligation is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a debt obligation is redeemed, at or before maturity, by the proceeds of a new debt obligation. In general, call provisions are more likely to be exercised when the offering side valuation is at a premium over par than when it is at a discount from par. The exercise of redemption or call provisions will (except to the extent the proceeds of the called Bonds are used to pay for Unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions and it may also affect the current return on Units of the Trust involved. Each Trust portfolio contains a listing of the sinking fund and call provisions, if any, with respect to each of the Bonds. Extraordinary optional redemptions and mandatory redemptions result from the happening of certain events. Generally, events that may permit the extraordinary optional redemption of Bonds or may require the mandatory redemption of Bonds include, among others: the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the Bonds were used; an exercise by a local, state or Federal governmental unit of its power of eminent domain to take all or substantially all of the project for which the proceeds of the Bonds were used; changes in the economic availability of raw materials, operating supplies or facilities or technological or other changes which render the operation of the project for which the proceeds of the Bonds were used uneconomic; changes in law or an administrative or judicial decree which renders the performance of the agreement under which the proceeds of the Bonds were made available to finance the project impossible or which creates unreasonable burdens or which imposes excessive liabilities, such as taxes, not imposed on the date the Bonds are issued on the issuer of the Bonds or the user of the proceeds of the Bonds; an administrative or judicial decree which requires the cessation of a substantial part of the operations of the project financed with the proceeds of the Bonds, an overestimate of the costs of the project to be financed with the proceeds of the Bonds resulting in excess proceeds of the Bonds which may be applied to redeem

Bonds; or an underestimate of a source of funds securing the Bonds resulting in excess funds which may be applied to redeem Bonds. The Sponsor is unable to predict all of the circumstances which may result in such redemption of an issue of Bonds. See "The Trusts--Schedule of Investments" for each Trust and footnote
(3) in "The Trusts--Notes to Schedules of Investments."


ESTIMATED CURRENT RETURN AND ESTIMATED LONG-TERM RETURN

         As of the opening of business on the Initial Date of Deposit, the Estimated Current Returns and the Estimated Long-Term Returns were those indicated in the "Summary of Essential Financial Information." The Estimated Current Returns are calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee, Sponsor and Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Bonds while the Public Offering Price will vary with changes in the offering price of the underlying Bonds; therefore, there is no assurance that the present Estimated Current Returns will be realized in the future. Estimated Long-Term Returns are calculated using a formula which (i) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all the Bonds in a Trust and (ii) takes into account a compounding factor and the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Bonds and the expenses of a Trust will change, there is no assurance that the present Estimated Long-Term Returns will be realized in the future. Estimated Current Returns and Estimated Long-Term Returns are expected to differ because the calculation of Estimated Long-Term Returns reflects the estimated date and amount of principal returned while Estimated Current Returns calculations include only net annual interest income and Public Offering Price.

         In order to acquire certain of the Bonds contracted for by the Sponsor for deposit in each Trust, it may be necessary for the Sponsor or Trustee to pay on the settlement dates for delivery of such Bonds amounts covering accrued interest on such Bonds which exceed (i) the amounts paid by Unitholders and (ii) the amounts which will be made available through cash furnished by the Sponsor on the Initial Date of Deposit, which amount of cash may exceed the interest which would accrue to the First Settlement Date. The Trustee has agreed to pay for any amounts necessary to cover any such excess and will be reimbursed therefor, without interest, when funds become available from interest payments on the particular Bonds with respect to which such payments may have been made. Also, since interest on any "when, as and if issued" Bonds does not begin accruing as tax-exempt interest income to the benefit of Unitholders until their respective dates of delivery, the Trustee may, in order to maintain (or in some cases approach) for the Unitholders the same estimated net annual interest incomes during the first year of the Trusts' operations as is indicated under "Summary of Essential Financial Information," reduce its fee (and to the extent necessary pay

Trust expenses) in an amount equal to that indicated under "Summary of Essential Financial Information."


TRUST OPERATING EXPENSES

         COMPENSATION OF SPONSOR. Delaware Management Company, Inc., which acts as Sponsor, reserves the right to charge fees for providing portfolio supervision services in amounts set forth under "Summary of Essential Financial Information" per 100 Units on an annual basis. Any such charges would be payable in monthly installments and would be based on the number of Units outstanding on the first day of each month of each year. Any such fees may exceed the actual costs of providing such supervisory services for this Fund, but at no time will the total amount paid to the Sponsor for portfolio supervisory services rendered to all unit investment trusts sponsored by Delaware Management Company, Inc. in any calendar year exceed the aggregate cost to the Sponsor of supplying such services in such year. The foregoing fee may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. An affiliate of the Sponsor will receive sales commissions and may realize other profits (or losses) in connection with the sale of Units and the Sponsor and the Underwriters may realize profits (or the Sponsor may realize losses) in connection with the deposit of the Bonds as described under "Public Offering--Sponsor and Underwriter Compensation."

         EVALUATOR'S FEE. For its services, the Evaluator will receive an annual fee as set forth under "Summary of Essential Financial Information." The Evaluator's fees are payable in monthly installments. The Evaluator's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category.

         TRUSTEE'S FEE. For its services, the Trustee will receive an annual fee as set forth under "Summary of Essential Financial Information." The Trustee's fees are payable in monthly installments (based on the outstanding principal amount of Bonds in a Trust as of the first day of each month of each year) on or before the fifteenth day of each month from the Interest Account to the extent funds are available and then from the Principal Account. The Trustee's fee may be periodically adjusted in response to fluctuations in short-term interest rates (reflecting the cost to the Trustee of advancing funds to a Trust to meet scheduled distributions) and may be further increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. Since the Trustee has the use of the funds being held in the Principal and Interest

Accounts for future distributions, payment of expenses and redemptions and since such Accounts are non-interest bearing to Unitholders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to the Fund is expected to result from the use of these funds. For a discussion of the services rendered by the Trustee pursuant to its obligations under the Trust Agreement, see "Rights of Unitholders--Reports Provided" and "Trust Administration."

         MISCELLANEOUS EXPENSES. Expenses incurred in establishing the Trusts, including the cost of the initial preparation of documents relating to the Trust (including the Prospectus, Trust Agreement and certificates), federal and state registration fees, the initial fees and expenses of the Trustee, legal and accounting expenses, payment of closing fees and any other out-of-pocket expenses, will be paid by each Trust and charged off against principal at the end of the initial offering period. The following additional charges are or may be incurred by the Trusts: (i) fees of the Trustee for extraordinary services,
(ii) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (iii) various governmental charges, (iv) expenses and costs of any action taken by the Trustee to protect a Trust and the rights and interests of Unitholders, (v) indemnification of the Trustee for any loss, liability or expenses incurred by it in the administration of a Trust without gross negligence, bad faith or willful misconduct on its part, (vi) any special custodial fees payable in connection with the sale of any of the Bonds in a Trust and (vii) expenditures incurred in contacting Unitholders upon termination of a Trust.

         The fees and expenses set forth herein are payable out of the Trusts. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on the portfolio or portfolios of the applicable Trust or Trusts. If the balances in the Interest and Principal Accounts are insufficient to provide for amounts payable by the Fund, the Trustee has the power to sell Bonds to pay such amounts.


INSURANCE ON THE BONDS IN THE INSURED TRUSTS

         Insurance guaranteeing prompt payment of interest and principal, when due, on the Bonds in the Insured Trusts in the Fund has been obtained by the Sponsor or by the issuers or underwriters of such Bonds.

         An Insurer has issued a policy or policies of insurance covering each of the Bonds in the Insured Trusts, each policy to remain in force until the payment in full of such Bonds and whether or not the Bonds continue to be held by an Insured Trust. By the terms of each policy, the Insurer will unconditionally guarantee to the holders or owners of the Insured Bonds the payment, when due, required of the issuer of the Bonds of an amount equal to the principal of and interest on the Bonds as such payments shall become due, but not be paid (except that in the event of any acceleration of the due date of principal by reason of mandatory or optional redemption, default or otherwise, the payments guaranteed will be made in such amounts and at such times as would have been due had there not been an acceleration). The Insurer will be responsible for such payments, less any amounts received by the holders or owners of the Bonds from any trustee for the bond issuers or from any other sources other than the Insurer. The Insurers' policies relating to small industrial development bonds and pollution control revenue bonds also guarantee the full and complete payments required to be made by or on behalf of an issuer of Bonds pursuant to the terms of the Bonds if there occurs an event which results in the loss of the tax-exempt status of the interest on such Bonds, including principal, interest or premium payments, if any, as and when thereby required. Each Insurer has indicated that its insurance policies do not insure the payment of principal or interest on bonds which are not required to be paid by the issuer thereof because the bonds were not validly issued. However, as indicated under "Tax Status," the respective issuing authorities have received opinions of bond counsel relating to the valid issuance of each of the Bonds in the Trusts. Each Insurer's policy also does not insure against non-payment of principal of or interest on the Bonds resulting from the insolvency, negligence or any other act or omission of the trustee or other paying agent for the Bonds. Such policies are not covered by the Property/Casualty Insurance Security Fund specified in
Article 76 of the New York Insurance Law. The policies are non-cancelable and the insurance premiums have been fully paid on or prior to the date of deposit, either by the Sponsor or, if a policy has been obtained by a Bond issuer, by such issuer.

         Standard & Poor's rates all new issues insured by an Insurer "AAA Prime Grade." Moody's rates all bond issues insured by an Insurer "Aaa." These ratings independently reflect each company's current assessment of the creditworthiness of each Insurer and its ability to pay claims on its policies of insurance. See "Investment Objectives and Portfolio Selection." Any further explanation as to the significance of either rating may be obtained only from the company which issued the respective rating. Neither rating is a recommendation to buy, sell or hold the Bonds, and such rating may be subject to revision or withdrawal at any time by the respective issuer. Any downward revision or withdrawal of the rating may have an adverse effect on the market price of the Bonds.

         Because the insurance on the Bonds will be effective so long as the Bonds are outstanding, such insurance will be taken into account in determining the market value of the Bonds and therefore some value attributable to such insurance will be included in the value of the Units of the Insured Trusts. The insurance does not, however, guarantee the market value of the Bonds or of the Units.


TAX STATUS

         At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exclusion of interest thereon from Federal gross income were rendered by bond counsel to the respective issuing authorities. In addition, with respect to State Trusts, where applicable, bond counsel to the issuing authorities rendered opinions as to the exemption of interest on such Bonds when held by residents of the State in which issuers of such Bonds are located, from State income taxes and certain State or local intangibles and local income taxes. Neither the Sponsor nor Chapman and Cutler have made any special review for the Fund of the proceedings relating to the issuance of the Bonds or of the bases for such opinions. If the interest on a Bond should be determined to be taxable, the Bond would generally have to be sold at a substantial discount. In addition, investors could be required to pay income tax on interest received prior to the date on which interest is determined to be taxable. Gain realized on the sale or redemption of the Bonds by the Trustee or of a Unit by a Unitholder is includible in gross income for Federal income tax purposes and may be includible in gross income for state tax purposes. (Such gain does not include any amounts received in respect of accrued interest or accrued original issue discount, if any). If a Bond is acquired with accrued interest, that portion of the price paid for the accrued interest is added to the tax basis of the Bond. When this accrued interest is received, it is treated as a return of capital and reduces the tax basis of the Bond. If a Bond is purchased for a premium, the amount of the premium is added to the tax basis of the Bond. Bond premium is amortized over the remaining term of the Bond, and the tax basis of the Bond is reduced each tax year by the amount of the premium amortized in that tax year. For purposes of the following opinions, it is assumed that each asset of the Trust is debt, the interest on which is excluded for Federal income tax purposes.

         In the opinion of Chapman and Cutler, counsel for the Sponsor, under existing law:

               1. Each Trust is not an association taxable as a corporation for Federal income tax purposes and interest and accrued original issue discount on Bonds which is excludable from gross income under the Internal Revenue Code of 1986 (the "Code") will retain its status for Federal income tax purposes, when received by a Trust and when distributed to Unitholders; however such interest may be taken into account in computing the alternative minimum tax, an additional tax on branches of foreign corporations and the environmental tax (the "Superfund Tax"), as noted below;

               2. Each Unitholder is considered to be the owner of a pro rata portion of each asset of the respective Trust under subpart E, subchapter J of chapter 1 of the Code and will have a taxable event when such Trust disposes of a Bond, or when the Unitholder redeems or sells his Unit. If the Unitholder disposes of a Unit, he is deemed thereby to have disposed of his entire pro rata interest in all assets of the Trust involved including his pro rata portion of all the Bonds represented by the Unit. Legislative proposals have been made that would treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain as constructive sales for purposes of recognition of gain (but not loss). Unitholders should consult their own tax advisors with regard to any such constructive sale rules.Unitholders must reduce the tax basis of their Units for their share of accrued interest received by the respective Trust, if any, on Bonds delivered after the Unitholders pay for their Units to the extent that such interest accrued on such Bonds before the date the Trust acquired ownership of the Bonds (and the amount of this reduction may exceed the amount of accrued interest paid to the seller), and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of Bonds (whether by sale, payment on maturity, redemption or otherwise), gain or loss is recognized to the Unitholder (subject to various non-recognition provisions of the Code). The amount of any such gain or loss is measured by comparing the Unitholder's pro rata share of the total proceeds from such disposition with the Unitholder's basis for his or her fractional interest in the asset disposed of. In the case of a Unitholder who purchases Units, such basis (before adjustment for accrued original issue discount and amortized bond premium, if any) is determined by apportioning the cost of the Units among each of the Trust assets ratably according to value as of the valuation date nearest the date of acquisition of the Units. It should be noted that certain legislative proposals have been made which could affect the calculation of basis for Unitholders holding securities that are substantially identical to the Bonds. Unitholders should consult their own tax advisors with regard to the calculation of basis. The tax basis reduction requirements of the Code relating to amortization of bond premium may, under some circumstances, result in the Unitholder realizing a taxable gain when his Units are sold or redeemed for an amount less than or equal to his original cost; and

               3. Any proceeds paid under individual policies obtained by issuers of Bonds which represent maturing interest on defaulted Bonds held by the Trustee will be excludable from Federal gross income if, and to the same extent as, such interest would have been excludable if paid in the normal course by the issuer of the defaulted Bonds provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the Bonds, rather than the Insurer, will pay debt service on the Bonds.

         Sections 1288 and 1272 of the Code provide a complex set of rules governing the accrual of original issue discount. These rules provide that original issue discount accrues either on the basis of a constant compound interest rate or ratably over the term of the Bond, depending on the date the Bond was issued. In addition, special rules apply if the purchase price of a Bond exceeds the original issue price plus the amount of original issue discount which would have previously accrued based upon its issue price (its "adjusted issue price") to prior owners. If a Bond is acquired with accrued interest, that portion of the price paid for the accrued interest is added to the tax basis of the Bond. When this accrued interest is received, it is treated as a return of capital and reduces the tax basis of the Bond. If a Bond is purchased for a premium, the amount of the premium is added to the tax basis of the Bond. Bond premium is amortized over the remaining term of the Bond, and the tax basis of the Bond is reduced each tax year by the amount of the premium amortized in that tax year. The application of these rules will also vary depending on the value of the Bonds on the date a Unitholder acquires his Units and the price the Unitholder pays for his Units. Unitholders should consult with their tax advisers regarding these rules and their application.

         "The Revenue Reconciliation Act of 1993" (the "Tax Act") subjects tax-exempt bonds to the market discount rules of the Code effective for bonds purchased after April 30, 1993. In general, market discount is the amount (if any) by which the stated redemption price at maturity exceeds an investor's purchase price (except to the extent that such difference, if any, is attributable to original issue discount not yet accrued) subject to a statutory DE MINIMIS rule. Market discount can arise based on the price a Trust pays for Bonds or the price a Unitholder pays for his or her Units. Under the Tax Act, accretion of market discount is taxable as ordinary income; under prior law the accretion had been treated as capital gain. Market discount that accretes while a Trust holds a Bond would be recognized as ordinary income by the Unitholders when principal payments are received on the Bond, upon sale or at redemption (including early redemption), or upon the sale or redemption of his or her Units, unless a Unitholder elects to include market discount in taxable income as it accrues. The market discount rules are complex and Unitholders should consult their tax advisers regarding these rules and their application.

         In the case of certain corporations, the alternative minimum tax and the Superfund Tax for taxable years beginning after December 31, 1986 depend upon the corporation's alternative minimum taxable income, which is the corporation's taxable income with certain adjustments. One of the adjustment items used in computing the alternative minimum taxable income and the Superfund Tax of a corporation (other than an S Corporation, Regulated Investment Company, Real Estate Investment Trust, or REMIC) is an amount equal to 75% of the excess of such corporation's "adjusted current earnings" over an amount equal to its alternative minimum taxable income (before such adjustment item and the alternative tax net operating loss deduction). "Adjusted current earnings" includes all tax exempt interest, including interest on all of the Bonds in the Trust. Under current Code provisions, the Superfund Tax does not apply to tax years beginning on or after January 1, 1996. Legislative proposals have been introduced that would extend the Superfund Tax. Under the provisions of Section 884 of the Code, a branch profits tax is levied on the "effectively connected earnings and profits" of certain foreign corporations which include tax-exempt interest such as interest on the Bonds in the Trusts. Unitholders should consult their tax advisers with respect to the particular tax consequences to them including the corporate alternative minimum tax, the Superfund Tax and the branch profits tax imposed by Section 884 of the Code.

         Counsel for the Sponsor has also advised that under Section 265 of the Code interest on indebtedness incurred or continued to purchase or carry Units of a Trust is not deductible for Federal income tax purposes. The Internal Revenue Service has taken the position that such indebtedness need not be directly traceable to the purchase or carrying of Units (however, these rules generally do not apply to interest paid on indebtedness incurred to purchase or improve a personal residence). Also, under Section 265 of the Code, certain financial institutions that acquire Units would generally not be able to deduct any of the interest expense attributable to ownership of such Units. Legislative proposals have been made that would extend the financial institution rules to all corporations. Investors with questions regarding these issues should consult with their tax advisers.

         In the case of certain of the Bonds in the Trust, the opinions of bond counsel indicate that interest on such Bonds received by a "substantial user" of the facilities being financed with the proceeds of these Bonds, or persons related thereto, for periods while such Bonds are held by such a user or related person, will not be excludible from Federal gross income, although interest on such Bonds received by others would be excludible from Federal gross income. "Substantial user" and "related person" are defined under the Code and U.S. Treasury Regulations. Any person who believes that he or she may be a "substantial user" or a "related person" as so defined should contact his or her tax adviser.

         ALL STATEMENTS OF LAW IN THE PROSPECTUS CONCERNING EXCLUSION FROM GROSS INCOME FOR FEDERAL, STATE OR OTHER TAX PURPOSES ARE THE OPINIONS OF COUNSEL AND ARE TO BE SO CONSTRUED.

         At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exclusion of interest thereon from Federal gross income are rendered by bond counsel to the respective issuing authorities. Neither the Sponsor nor Chapman and Cutler has made any special review for the Fund of the proceedings relating to the issuance of the Bonds or of the basis for such opinions.

         In the case of corporations, the alternative tax rate applicable to long-term capital gains is 35% effective for long-term capital gains realized in taxable years beginning on or after January 1, 1993. For taxpayers other than corporations, net capital gains are subject to a maximum marginal stated tax rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed. Under the Code, taxpayers must disclose to the Internal Revenue Service the amount of tax-exempt interest earned during the year. For purposes of computing the alternative minimum tax for individuals and corporations and the Superfund Tax for corporations, interest on certain private activity bonds (which includes most industrial and housing revenue bonds) issued on or after August 8, 1996 is included as an item of tax preference.

         In general, Section 86 of the Code, provides that 50% of Social Security benefits are includible in gross income to the extent that the sum of "modified adjusted gross income" plus 50% of the Social Security benefits received exceeds a "base amount." The base amount is $25,000 for unmarried taxpayers, $32,000 for married taxpayers filing a joint return and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns. Modified adjusted gross income is adjusted gross income determined without regard to certain otherwise allowable deductions and exclusions from gross income and by including tax-exempt interest. To the extent that Social Security benefits are includible in gross income, they will be treated as any other item of gross income.

         In addition, under the Tax Act, for taxable years beginning after December 31, 1993, up to 85% of Social Security benefits are includible in gross income to the extent that the sum of "modified adjusted gross income" plus 50% of Social Security benefits received exceeds an "adjusted base amount." The adjusted base amount is $34,000 for unmarried taxpayers, $44,000 for married taxpayers filing a joint return, and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns.

         Although tax-exempt interest is included in modified adjusted gross income solely for the purpose of determining what portion, if any, of Social Security benefits will be included in gross income, no tax-exempt interest, including that received from a Trust, will be subject to tax. A taxpayer whose adjusted gross income already exceeds the base amount or the adjusted base amount must include 50% or 85%, respectively, of his Social Security benefits in gross income whether or not he receives any tax-exempt interest. A taxpayer whose modified adjusted gross income (after inclusion of tax-exempt interest) does not exceed the base amount need not include any Social Security benefits in gross income.

         FOR A DISCUSSION OF THE STATE TAX STATUS OF INCOME EARNED ON UNITS OF A TRUST, SEE "THE TRUSTS--STATE TAXATION" FOR THE APPLICABLE TRUST. EXCEPT AS NOTED THEREIN, THE EXEMPTION OF INTEREST ON STATE AND LOCAL OBLIGATIONS FOR FEDERAL INCOME TAX PURPOSES DISCUSSED ABOVE DOES NOT NECESSARILY RESULT IN EXEMPTION UNDER THE INCOME OR OTHER TAX LAWS OF ANY STATE OR CITY. THE LAWS OF THE SEVERAL STATES VARY WITH RESPECT TO THE TAXATION OF SUCH OBLIGATIONS.

         Ownership of the Units may result in collateral federal income tax consequences to certain taxpayers, including, without limitation, corporations subject to either the environmental tax or the branch profits tax, financial institutions, certain insurance companies, certain S corporations, individual recipients of Social Security or Railroad Retirement benefits and taxpayers who may be deemed to have incurred (or continued) indebtedness to purchase or carry tax-exempt obligations. Prospective investors should consult their tax advisors as to the applicability of any collateral consequences.


PUBLIC OFFERING

         GENERAL. Units are offered at the Public Offering Price. During the initial offering period the Public Offering Price is based on the offering prices of the Bonds in each Trust and includes a sales charge of 4.9% of the Public Offering Price (5.152% of the aggregate offering price of the Bonds) plus any accrued interest. In the secondary market the Public Offering Price is based on the bid prices of the Bonds in each Trust and includes a sales charge of 5.5% of the Public Offering Price

(5.820% of the aggregate bid price of the Bonds) plus any accrued interest. However, the sales charge applicable to quantity purchases is, during the initial offering period, reduced by a discount on a graduated basis to any person acquiring $100,000 or more as follows (except for sales made pursuant to a "wrap fee account" or similar arrangements as set forth below):

         Aggregate Dollar Value                            Reduction as a
         of Units Purchased                           Percent of Offering Price
         ------------------                           -------------------------
         $100,000 - 249,999 ............................       0.30%
         $250,000 - 499,999 ............................       0.50%
         $500,000 - 999,999 ............................       0.90%
         $1,000,000 or more ............................       1.40%

         Any such reduced sales charge shall be the responsibility of the selling Underwriter, broker, dealer or agent. The reduced sales charge structure will apply on all purchases of Units in a Trust by the same person on any one day from any one Underwriter or dealer. In addition, Unitholders who, during the offering period, cumulatively purchase a sufficient number of Units of a Trust to qualify for a reduced sales charge will receive such reduction retroactively upon reaching the appropriate level. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed for the purposes of calculating the applicable sales charge to be additional purchases by the purchaser. Investors may use the redemption proceeds they have received from other unit investment trusts sponsored by the Sponsor to purchase Units of a Trust without a sales charge. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts. Employees, officers and directors (including their immediate family members, defined as spouses, children, grandchildren, parents, grandparents, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the Sponsor and its affiliates may purchase Units of the Trusts without a sales charge in both the initial and secondary offering periods.

         Investors who purchase Units through registered broker/dealers who charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed may purchase Units in the initial and secondary offering periods at the Public Offering Price less the concession the Sponsor typically would allow such broker/dealer. See "Public Offering--Unit Distribution."

         ACCRUED INTEREST. Accrued interest is the accumulation of unpaid interest on a bond from the last day on which interest thereon was paid. Interest on Bonds generally is paid semi-annually, although a Trust accrues such interest daily. Because of this, each Trust always has an amount of interest earned but not yet collected by the Trustee. For this reason, with respect to sales settling subsequent to the First Settlement Date, the Public Offering Price of Units will have added to it the proportionate share of accrued interest to the date of settlement. Unitholders will receive on the next distribution date of the respective Trust the amount, if any, of accrued interest paid on their Units.

         In an effort to reduce the amount of accrued interest which would otherwise have to be paid in addition to the Public Offering Price in the sale of Units to the public, the Trustee will advance the amount of accrued interest as of the First Settlement Date and the same will be distributed to the Sponsor as the Unitholder of record as of the First Settlement Date. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest from the First Settlement Date to the date of settlement, less any distributions from the Interest Account subsequent to the First Settlement Date. See "Rights of Unitholders--Distributions of Interest and Principal."

         Because of the varying interest payment dates of the Bonds, accrued interest at any point in time will be greater than the amount of interest actually received by a Trust and distributed to Unitholders. Therefore, there will always remain an item of accrued interest that is added to the value of the Units. If a Unitholder sells or redeems all or a portion of his Units, he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his Units. Since the Trustee has the use of the funds held in the Interest Account for distributions to Unitholders and since such Account is noninterest-bearing to Unitholders, the Trustee benefits thereby.

         OFFERING PRICE. The Public Offering Price of the Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Bonds in each Trust.

         As indicated above, the price of the Units as of the opening of business on the Initial Date of Deposit was determined by adding to the determination of the aggregate offering price of the Bonds an amount equal to 5.152% of such value and dividing the sum so obtained by the number of Units outstanding. This computation produced a gross underwriting profit equal to 4.9% of the Public Offering Price. Such price determination as of the opening of business on the Initial Date of Deposit was made on the basis of an evaluation of the Bonds in each Trust prepared by Muller Data Corporation, a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. Except on the Initial Date of Deposit, during the initial offering period, the Evaluator will appraise or cause to be appraised daily the value of the underlying Bonds as of 4:00 P.M. Eastern time on days the New York Stock Exchange is open (or as of any earlier closing time on a day on which the New York Stock Exchange is schedule in advance to close at such earlier time) and will adjust the Public Offering Price of the Units commensurate with such appraisal. Such Public Offering Price will be effective for all orders received at or prior to 4:00 P.M. Eastern time on each such day (or as of any earlier closing time on a day on which the New York Stock Exchange is schedule in advance to close at such earlier time). Orders received by the Trustee, Sponsor, Distributor or any Underwriter or dealer for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price. For secondary market sales the Public Offering Price per Unit will be equal to the aggregate bid price of the Bonds in a Trust plus the secondary market sales charge. For secondary market purposes such appraisal and adjustment will be made by the Evaluator as of 4:00 P.M. Eastern time on days on which the New York Stock Exchange is open (or as of any earlier closing time on a day on which the New York Stock Exchange is schedule in advance to close at such earlier time) for each day on which any Unit of a Trust is tendered for redemption, and it shall determine the aggregate value of such Trust as of 4:00 P.M. Eastern time (or as of any earlier closing time on a day on which the New York Stock Exchange is schedule in advance to close at such earlier time) on such other days as may be necessary.

         The aggregate price of the Bonds in each Trust has been and will be determined on the basis of bid prices or offering prices, as appropriate, (i) on the basis of current market prices for the Bonds obtained from dealers or brokers who customarily deal in bonds comparable to those held by the Trust;
(ii) if such prices are not available for any particular Bonds, on the basis of current market prices for comparable bonds; (iii) by causing the value of the Bonds to be determined by others engaged in the practice of evaluation, quoting or appraising comparable bonds; or (iv) by any combination of the above.

         The initial or primary Public Offering Price of the Units and the Sponsor's initial repurchase price per Unit are based on the offering price per Unit of the underlying Bonds plus the applicable sales charge plus interest accrued but unpaid from the First Settlement Date to the date of settlement. The secondary market Public Offering Price and the Redemption Price per Unit are based on the bid price per Unit of the Bonds in each Trust plus the applicable sales charge plus accrued interest. The offering price of Bonds in each Trust may be expected to range from .35%-1% more than the bid price of such Bonds. On the Initial Date of Deposit, the offering side evaluation of the Bonds in each Trust were higher than the bid side evaluation of such Bonds by the amount indicated under footnote (5) in "The Trusts--Notes to Schedules of Investments."

         Although payment is normally made three business days following the order for purchase, payment may be made prior thereto. However, delivery of certificates, if any are requested in writing, representing Units so ordered will be made as soon as possible following such order or shortly thereafter. A person will become the owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

         UNIT DISTRIBUTION. During the initial offering period, Units will be distributed to the public by Underwriters, broker-dealers and others (see "Underwriting") at the Public Offering Price, plus accrued interest computed as described above. Upon the completion of the initial offering, Units repurchased in the secondary market, if any, may be offered by this prospectus at the secondary Public Offering Price in the manner described.

         The Sponsor intends to qualify the Units for sale in the state for which such Trust is named, except that in the case of the National Trusts, the Sponsor intends to qualify Units for sale in a number of states and Puerto Rico. Broker-dealers or others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period equal to $.33 per Unit and in the secondary market equal to 4.0% of the Public Offering Price per Unit. In addition, broker-dealers or others who sell, within five business days of a Trust's Initial Date of Deposit, that amount necessary to qualify for the Underwriter Concession set forth under "Sponsor and Underwriter Compensation" below will be allowed the concession set forth in such section on all sales during such period. Certain commercial banks are making Units of the Fund available to their customers on an agency basis. A portion of the sales charge (equal to the agency commission referred to above) is retained by or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Units of the Fund; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of Federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law. Notwithstanding the concessions referred to above, in connection with any quantity purchases, a broker/dealer or bank will receive the following concessions for purchases made from the Sponsor, pursuant to the sales charge reduction schedule for quantity purchases set forth above, resulting in total concessions as contained in the following table:

         Aggregate Dollar Value                              Total Concession
         of Units Purchased                                      per Unit
         ------------------                                      --------
         $100,000 - $249,999 ...............................       $.32
         $250,000 - $499,999 ...............................        .31
         $500,000 - $999,999 ...............................        .29
         $1,000,000 - or more...............................        .25

         The Sponsor and the Distributor each reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time. See "Underwriting." To facilitate the handling of transactions, sales of Units shall normally be limited to transactions involving a minimum of $1,000.

         SPONSOR AND UNDERWRITER COMPENSATION. The gross sales commission through the initial or primary distribution of Units will equal 4.9% of the Public Offering Price of the Units (5.152% of the net amount invested), less any reduced sales charge for quantity purchases as described under "General" above. Underwriters will acquire Units from the Sponsor based on the amount of Units underwritten. The concessions from the Public Offering Price will be as set forth in the following table:

           Aggregate Dollar Value                          Total Underwriter
           of Units Underwritten                          Concession per Unit
           ---------------------                          -------------------
           $100,000 - $249,999 ..........................        $.35
           $250,000 - $499,999 ..........................         .36
           $500,000 - $999,999 ..........................         .37
           $1,000,000 - or more..........................         .40

           Broker-dealers and other financial institutions purchasing Units from the Distributor during the first week after the Initial Date of Deposit may also receive the concession described above according to the schedule above describing Underwriters compensation. In addition, the Sponsor will realize a profit or will sustain a loss, as the case may be, as a result of the difference between the price paid for the Bonds by the Sponsor and the cost of such Bonds to a Trust (which is based on the determination of the aggregate offering price of the Bonds in such Trust on the Initial Date of Deposit as prepared by Muller Data Corporation. See "Underwriting" and "The Trusts--Schedules of Investments." Affiliates of the Sponsor and the Underwriters may also realize profits or sustain losses with respect to Bonds deposited in a Trust which were acquired by the Sponsor from underwriting syndicates of which such parties were members. The Sponsor has not participated as sole underwriter or as a manager or as a member of an underwriting syndicate from which any of the Bonds in the portfolios of the Trusts were acquired. The Underwriters may further realize additional profit or loss during the initial offering period as a result of the possible fluctuations in the market value of the Bonds in a Trust after the Initial Date of Deposit, since all proceeds received from purchasers of Units (excluding dealer concessions or agency commissions allowed, if any) will be retained by the Underwriters.

           As stated under "Public Market" below, an affiliate of the Sponsor, Delaware Distributors, L.P. (the "Distributor"), intends to, and certain of the other Underwriters may, maintain a secondary market for the Units of the Fund. In so maintaining a market, the Distributor or any such Underwriters will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price is based on the bid prices of the Bonds in a Trust and includes a sales charge). In addition, the Sponsor, the Distributor or any such Underwriters will also realize profits or sustain losses resulting from a redemption of such repurchased Units at a price above or below the purchase price for such Units, respectively.

           PUBLIC MARKET. During the initial public offering period, the Distributor and/or certain of the other Underwriters intend to offer to purchase Units at a price based on the aggregate offering price per Unit of the Bonds in each Trust plus accrued interest to the date of settlement. Afterward, although they are not obligated to do so, the Distributor intends to, and certain of the other Underwriters may, maintain a market for the Units offered hereby and to offer continuously to purchase such Units at the bid price of the Bonds in the portfolio plus interest accrued to the date of settlement plus any principal cash on hand, less any amounts representing taxes or other governmental charges payable out of the Trust and less any accrued Trust expenses. If the supply of Units exceeds demand or if some other business reason warrants it, the Distributor and/or the other Underwriters may either discontinue all purchases of Units or discontinue purchases of Units at such prices. In the event that a market is not maintained for the Units and the Unitholder cannot find another purchaser, a Unitholder desiring to dispose of his Units may dispose of such Units by tendering them to the Trustee for redemption at the Redemption Price, which is based upon the aggregate bid price of the Bonds in the portfolio and any accrued interest. The aggregate bid prices of the underlying Bonds in a Trust are expected to be less than the related aggregate offering prices. See "Rights of Unitholders--Redemption of Units." A UNITHOLDER WHO WISHES TO DISPOSE OF HIS UNITS SHOULD INQUIRE OF HIS BROKER AS TO CURRENT MARKET PRICES IN ORDER TO DETERMINE WHETHER THERE IS IN EXISTENCE ANY PRICE IN EXCESS OF THE REDEMPTION PRICE AND, IF SO, THE AMOUNT THEREOF.


RIGHTS OF UNITHOLDERS

           OWNERSHIP OF UNITS. Ownership of Units of any Trust will not be evidenced by certificates unless a Unitholder, the Unitholder's registered broker/dealer or the clearing agent for such broker/dealer makes a written request to the Trustee. Certificates, if issued, will be so noted on the confirmation statement sent to the Underwriter and broker. Non-receipt of such certificate(s) must be reported to the Trustee within one year; otherwise, a 2% surety bond fee will be required for replacement.

           Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by a certificate, by presenting and surrendering such certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the Unitholder. Unitholders must sign such written request, and such certificate or transfer instrument, exactly as their names appear on the records of the Trustee and on any certificate representing the Units to be transferred. Such signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guarantee program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee.

           Although no such charge is now made or contemplated, the Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

         DISTRIBUTIONS OF INTEREST AND PRINCIPAL. Interest received by the Trusts, including that part of the proceeds of any disposition of Bonds which represents accrued interest and including any insurance proceeds representing interest due on defaulted Bonds, is credited by the Trustee to the Interest Account of the appropriate Trust. Other receipts are credited to the Principal Account of the appropriate Trust. Interest received by a Trust after deduction of amounts sufficient to reimburse the Trustee for any amounts advanced and paid to the Sponsor as the Unitholder of record as of the First Settlement Date (see "Public Offering--Offering Price") will be distributed on or shortly after the fifteenth day of each month on a pro rata basis to Unitholders of record as of the preceding record date (which will be the first day of the month). All distributions will be net of applicable expenses. The pro rata share of cash in the Principal Account will be computed as of the applicable record date, and distributions to the Unitholders as of such record date will be made on or shortly after the fifteenth day of such month. Proceeds received from the disposition of any of the Bonds after such record date and prior to the following distribution date will be held in the Principal Account and not distributed until the next distribution date. The Trustee is not required to pay interest on funds held in the Principal or Interest Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds) nor to make a distribution from the Principal Account unless the amount available for distribution shall equal at least $0.10 per Unit.

           The distribution to the Unitholders as of each record date after the First Settlement Date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to one twelfth of the Unitholders' pro rata share of the estimated net annual unit income in the Interest Account after deducting estimated expenses. Because interest payments are not received by the Trusts at a constant rate throughout the year, such interest distribution may be more or less that the amount credited to the Interest Account as of the record date. For the purpose of minimizing fluctuation in the distributions from the Interest Account, the Trustee is authorized to advance such amounts as may be necessary to provide interest distributions of approximately equal amounts. The Trustee shall be reimbursed for any such advances from funds in the Interest Account on the ensuing record date. Persons who purchase Units will commence receiving distributions only after such person becomes a record owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

           As of the first day of each month, the Trustee will deduct from the Interest Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of Trusts (as determined on the basis set forth under "Trust Operating Expenses"). The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges or extraordinary charges payable out of the Trusts. Amounts so withdrawn shall not be considered a part of a Trust's assets until such time as the Trustee shall return all for any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Interest and Principal Accounts such amounts as may be necessary to cover purchases of Replacement Bonds and redemption of Units by the Trustee.

           REINVESTMENT OPTION. Unitholders of the Trusts may elect to have each distribution of interest income, capital gains and/or principal on their Units automatically reinvested in shares of any mutual fund in the Delaware Group of Mutual Funds which are registered in the Unitholder's state of residence. Such mutual funds are hereinafter collectively referred to as the "Reinvestment Funds."

           Each Reinvestment Fund has investment objectives which differ from those of the Trusts. The prospectus relating to each Reinvestment Fund describes the investment policies of such fund and sets forth the procedures to follow to commence reinvestment. A Unitholder should obtain a prospectus for the respective Reinvestment Fund from Delaware Distributors, L.P. at 1818 Market Street, Philadelphia, Pennsylvania 19103.

           After becoming a participant in a reinvestment plan, each distribution of interest income, capital gains and/or principal on the participant's Units will, on the applicable distribution date, automatically be applied, as directed by such person, as of such distribution date by the Trustee to purchase shares (or fractions thereof) of the applicable Reinvestment Fund at a net asset value as computed as of the closing of trading on the New York Stock Exchange on such date.

           Confirmations of all reinvestments by a Unitholder into a Reinvestment Fund will be mailed to the Unitholder by such Reinvestment Fund.

           A participant may at any time prior to five days preceding the next succeeding distribution date, by so notifying the Trustee in writing, elect to terminate his or her reinvestment plan and receive future distributions on his or her Units in cash. There will be no charge or other penalty for such termination. Each Reinvestment Fund, its principal underwriter and its investment adviser shall have the right to terminate at any time the reinvestment plan relating to such fund.

           REPORTS PROVIDED. The Trustee shall furnish Unitholders of a Trust in connection with each distribution a statement of the amount of interest and, if any, the amount of other receipts being distributed expressed in each case as a dollar amount representing the pro rata share of each Unit of a Trust outstanding. For as long as the Sponsor deems it to be in the best interests of the Unitholders, the accounts of each Trust shall be audited, not less frequently than annually, by independent certified public accountants and the report of such accountants shall be furnished by the Trustee to Unitholders of such Trusts upon request. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a registered Unitholder of a Trust a statement (i) as to the Interest Account: interest received (including amounts representing interest received upon any disposition of the Bonds) and the percentage of such amount by states and territories in which the issuers of such Bonds are located, deductions for applicable taxes and for fees and expenses of such Trust, for purchases of Replacement Bonds and for redemptions of Units, if any, reservations made by the Trustee, if any, and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (ii) as to the Principal Account: the dates of disposition of any Bonds and the net proceeds received therefrom (excluding any portion representing accrued interest), the amount paid for purchases of Replacement Bonds and for redemptions of Units, if any, reservations made by the Trustee, if any, deductions for payment of applicable taxes, fees and expenses of such Trust and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Bonds held and the number of Units outstanding on the last business day of such calendar year; (iv) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Interest and Principal Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding.

           In order to comply with Federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Bonds in a Trust furnished to it by the Evaluator.

           REDEMPTION OF UNITS. A Unitholder who does not dispose of Units in the secondary market described above may cause Units to be redeemed by the Trustee by making a written request to the Trustee, at its unit investment trust office, The Chase Manhattan Bank, Bowling Green Station, P.O. Box 5185, New York, NY 10274-5185 and, in the case of Units evidenced by a certificate, by tendering such certificate to the Trustee, properly endorsed or accompanied by a written instrument or instruments of transfer in form satisfactory to the Trustee. Unitholders must sign the request, and such certificate or transfer instrument, exactly as their names appear on the records of the Trustee and on any certificate representing the Units to be redeemed. If the amount of the redemption is $25,000 or less and the proceeds are payable to the Unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the STAMP or such other guarantee program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. A certificate should only be sent by registered or certified mail for the protection of the Unitholder. Since tender of the certificate is required for redemption when one has been issued, Units represented by a certificate cannot be redeemed until the certificate representing such Units has been received by the purchasers. The Trustee's toll-free number for customer assistance is 1-800-428-8890, available 9:00 a.m. to 5:00 p.m. EST any business day.

           Redemption shall be made by the Trustee on the third business day following the day on which a tender for redemption is received (the "Redemption Date"). Such redemption shall be made by payment of cash, equivalent to the Redemption Price for such Trust, determined as set forth below as of the evaluation time stated under "Summary of Essential Financial Information," next following such tender, multiplied by the number of Units being redeemed. Any Units redeemed shall be cancelled and any undivided fractional interest in the Fund extinguished. The price received upon redemption might be more or less than the amount paid by the Unitholder depending on the value of the Bonds in the Trust involved at the time of redemption.

           Under regulations issued by the Internal Revenue Service, the Trustee will be required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing a return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker. However, at any time a Unitholder elects to tender Units for redemption, such Unitholder should provide a tax identification number to the Trustee in order to avoid this possible "back-up withholding" in the event the Trustee has not been previously provided such number.

           Accrued interest paid on redemption shall be withdrawn from the Interest Account or, if the balance therein is insufficient, from the Principal Account. All other amounts will be withdrawn from the Principal Account. The Trustee is empowered to sell underlying Bonds in order to make funds available for redemption. Units so redeemed shall be cancelled.

           The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the bid price of the Bonds in each Trust, while the initial and primary Public Offering Price of Units will be determined on the basis of the offering price of the Bonds, as of 4:00 P.M. Eastern time (or as of any earlier closing time on a day on which the New York Stock Exchange is schedule in advance to close at such earlier time) on days of trading on the New York Stock Exchange on the date any such determination is made. On the Initial Date of Deposit, the Public Offering Price per Unit (which is based on the offering prices of the Bonds and includes the sales charge) exceeded the value at which Units could have been redeemed (based upon the current bid prices of the Bonds in such Trust) by the amount shown under "Summary of Essential Financial Information." While the Trustee has the power to determine the Redemption Price per Unit when Units are tendered for redemption, such authority has been delegated to the Evaluator which determines the price per Unit on a daily basis. The Redemption Price per Unit is the pro rata share of each Unit in a Trust determined on the basis of (i) the cash on hand in such Trust or monies in the process of being collected, (ii) the value of the Bonds in such Trust based on the bid prices of the Bonds (including "when issued" contracts, if any) and (iii) interest accrued thereon, less (a) amounts representing taxes or other governmental charges payable out of such Trust and
(b) the accrued expenses of such Trust. The Evaluator may determine the value of the Bonds in a Trust by employing any of the methods set forth in "Public Offering-- Offering Price."

           The price at which Units may be redeemed could be less than the price paid by the Unitholder and may be less than the par value of the Bonds represented by the Units so redeemed. As stated above, the Trustee may sell Bonds to cover redemptions. When Bonds are sold, the size of the affected Trust will be, and the diversity may be, reduced. Such sales may be required at a time when Bonds would not otherwise be sold and might result in lower prices than might otherwise be realized.

           The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Bonds in a Trust is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.


TRUST ADMINISTRATION

           DISTRIBUTOR PURCHASES OF UNITS. The Trustee shall notify the Distributor of any tender of Units for redemption. If the Distributor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before the close of business on the date of such notification and by making payment therefor to the Unitholder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor or Distributor may be tendered to the Trustee for redemption as any other Units.

           The offering price of any Units acquired by the Distributor will be in accord with the Public Offering Price described in the then currently effective prospectus describing such Units. Any profit resulting from the resale of such Units will belong to the Distributor which likewise will bear any loss resulting from a lower offering or redemption price subsequent to its acquisition of such Units.

           PORTFOLIO ADMINISTRATION. The Trustee is empowered to sell, for the purpose of redeeming Units tendered by any Unitholder, and for the payment of expenses for which funds may not be available, such of the Bonds designated by the Sponsor as the Trustee in its sole discretion may deem necessary. The Sponsor, in designating such Bonds, will consider a variety of factors, including (i) interest rates, (ii) market value and (iii) marketability. The Sponsor may direct the Trustee to dispose of Bonds in the event there is a decline in price or the occurrence of other market or credit factors, including advance refunding (i.e., the issuance of refunding securities and the deposit of the proceeds thereof in trust or escrow to retire the refunded securities on their respective redemption dates), so that in the opinion of the Sponsor the retention of such Securities would be detrimental to the interest of the Unitholders.

           The Sponsor is required to instruct the Trustee to reject any offer made by an issuer of any of the Bonds to issue new obligations in exchange or substitution for any Bond pursuant to a refunding or refinancing plan, except that the Sponsor may instruct the Trustee to accept or reject such an offer or to take any other action with respect thereto as the Sponsor may deem proper if
(i) the issuer is in default with respect to such Bond or (ii) in the written opinion of the Sponsor the issuer will probably default with respect to such Bond in the reasonably foreseeable future. Any obligation so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as Bonds originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying Bonds, the Trustee is required to give notice thereof to each Unitholder, identifying the Bonds eliminated and the Bonds substituted therefor. Except as stated herein and under "The Fund--Replacement Bonds" regarding the substitution of Replacement Bonds for Failed Bonds, the acquisition by the Trust of any obligations other than the Bonds initially deposited is not permitted.

           If any default in the payment of principal or interest on any Bond occurs and no provision for payment is made therefor within 30 days, the Trustee is required to notify the Sponsor thereof. If the Sponsor fails to instruct the Trustee to sell or to hold such Bond within 30 days after notification by the Trustee to the Sponsor of such default, the Trustee may in its discretion sell the defaulted Bond and not be liable for any depreciation or loss thereby incurred.

           AMENDMENT OR TERMINATION. The Sponsor and the Trustee have the power to amend the Trust Agreement without the consent of any of the Unitholders when such an amendment is (i) to cure an ambiguity or to correct or supplement any provision of the Trust Agreement which may be defective or inconsistent with any other provision contained therein or (ii) to make such other provisions as shall not adversely affect the interest of the Unitholders (as determined in good faith by the Sponsor and the Trustee), provided that the Trust Agreement may not be amended to increase the number of Units issuable thereunder or to permit the deposit or acquisition of obligations either in addition to or in substitution for any of the Bonds initially deposited in a Trust, except for the substitution of certain refunding obligations for such Bonds, for Replacement Bonds and for subsequent deposits (see "The Fund"). In the event of any amendment requiring the consent of Unitholders, the Trustee is obligated to notify promptly all Unitholders of the substance of such amendment.

           A Trust may be terminated at any time by consent of Unitholders representing 66-2/3% of the Units of such Trust then outstanding or by the Trustee when the value of such Trust, as shown by any semi-annual evaluation, is less than the minimum value indicated under "Summary of Essential Financial Information." A Trust will be liquidated by the Trustee in the event that a sufficient number of Units not yet sold are tendered for redemption by the Underwriters, including the Sponsor, so that the net worth of such Trust would be reduced to less than 40% of the initial principal amount of such Trust. If a Trust is liquidated because of the redemption of unsold Units by the Underwriters, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser.

           The Trust Agreement provides that a Trust shall terminate upon the redemption, sale or other disposition of the last Bond held in such Trust, but in no event shall it continue beyond the end of the year preceding the fiftieth anniversary of the Trust Agreement. In the event of termination of a Trust, written notice thereof will be sent by the Trustee to each Unitholder of such Trust at his address appearing on the registration books of the Trust maintained by the Trustee, such notice specifying the time or times at which the Unitholder may surrender his certificate or certificates, if any were issued, for cancellation. Within a reasonable time thereafter the Trustee shall liquidate any Bonds then held in such Trust and shall deduct from the funds of such Trust any accrued costs, expenses or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. The sale of Bonds in a Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount or par amount of Bonds represented by the Units held by such Unitholder. The Trustee shall then distribute to each Unitholder his or her share of the balance of the Interest and Principal Accounts. With such distribution the Unitholders shall be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion shall determine that any amounts held in reserve are no longer necessary, it shall make distribution thereof to Unitholders in the same manner.

           LIMITATION ON LIABILITIES. The Sponsor, the Evaluator, the Distributor and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence in the performance of their duties or by reason of their reckless disregard of their obligations and duties thereunder. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Bonds. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement.

           The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Bonds or upon the interest thereon or upon it as Trustee under the Trust Agreement or upon or in respect of the Fund which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

         The Trustee, Sponsor, Distributor and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the

Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor, Distributor or Unitholders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

         SPONSOR. Delaware Management Company, Inc. is the Sponsor of the Fund and Delaware Distributors, L.P. is the primary Distributor of Fund Units. Both the Sponsor and Distributor are indirect, wholly owned subsidiaries of Lincoln National Corporation ("LNC"). LNC, headquartered in Fort Wayne, Indiana, owns and operates insurance and investment management businesses, including DMH Corp. ("DMH") the parent of the Sponsor and Distributor. The Sponsor, Distributor and their affiliates serve as adviser, distributor and transfer agent for the Delaware Group of Mutual Funds, including the Delaware-Voyageur Funds.

           As of July 1, 1997, affiliates of DMH, including the Sponsor, had assets under management of over $37 billion in mutual fund and institutional accounts, and served as investment adviser to more than 60 mutual fund portfolios. The principal business address for Delaware Management Company, Inc. is One Commerce Square, Philadelphia, Pennsylvania 19103; the principal business address for Delaware Distributors, L.P. is 1818 Market Street, Philadelphia, Pennsylvania 19103. (This paragraph relates only to the Sponsor and not to the Fund or to any Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed information will be made available by the Sponsor upon request.)

           If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Fund as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

           EVALUATOR. Muller Data Corporation serves as Evaluator. The Evaluator may resign or be removed by the Sponsor in which event the Sponsor is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluation. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such resignation or removal and appointment shall be mailed by the Trustee to each Unitholder.

         TRUSTEE. The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4

New York Plaza, 6th Floor, New York, New York 10004-2413. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

           The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Bonds for the portfolio of any Trust.

           In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Fund. Such records shall include the name and address of, and the certificates issued by each Trust to, every Unitholder of each Trust. Such books and records shall be open to inspection by any Unitholder at all reasonable times during usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or Federal statute, rule or regulation (see "Rights of Unitholders--Reports Provided"). The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Bonds held in the Trusts.

           Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of the Trusts created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

           Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a corporation organized under the laws of the United States or any State, be authorized to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

UNDERWRITING

           The Underwriters named below have severally purchased Units in the following respective amounts from the Sponsor.

                                                                 Colorado      National       Oregon
                                                                 Insured       Insured       Insured
      Name                              Address                  Series 9      Series 4      Series 6
--------------------           ------------------------------    --------      --------      --------
Delaware Distributors, L.P.    1818 Market Street                 222,679       279,491       201,827
                               Philadelphia, PA 19103

Dain Bosworth Incorporated     60 South Sixth Street,                           10,000
                               15th Floor
                               Minneapolis, MN 55402

Edward D. Jones & Co.          12555 Manchester Road               10,000                      10,000
                               St. Louis, MO 63131

Everen Securities, Inc.        77 West Wacker Drive                10,000
                               Chicago, IL 60601

Fidelity Capital Markets,      164 Northern Avenue, ZT3            10,000       10,000
  A Division of National       Boston, MA 02210
  Financial Services
  Corporation

Raymond James &                880 Carillon Parkway                             10,000
  Associates                   St. Petersburg, FL 33733-2749

Southwest Securities           1201 Elm Street, Suite 4300                      10,000
                               Dallas, TX 75270
                                                                  -------       -------       -------

Total Units                                                       252,679       319,491       211,827
                                                                  =======       =======       =======


         Units may also be sold to broker-dealers and others at prices representing the per Unit concession or agency commission stated under "Public Offering--Unit Distribution." However, resales of Units by such broker-dealers and others to the public will be made at the Public Offering Price described in the Prospectus. The Sponsor and the Distributor each reserves the right to reject, in whole or in part, any order for the purchase of Units and the right to change the amount of the concession or agency commission from time to time.

         At various times the Sponsor may implement programs under which the sales forces of Underwriters, brokers, dealers, banks and/or others may be eligible to win nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such Underwriters, brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying Underwriters, brokers, dealers, banks or others for certain services or activities which are primarily intended to result in sales of Units of the Trusts. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trusts. These programs will not change the price Unitholders pay for their Units or the amount that the Trusts will receive from the Units sold.


OTHER MATTERS

         LEGAL OPINIONS. The legality of the Units offered hereby and certain matters relating to Federal and state tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Carter, Ledyard & Milburn will act as counsel for the Trustee and as special New York tax counsel for the Trusts.

         INDEPENDENT AUDITORS. The statements of net assets and the related schedules of investments as of the opening of business on the Initial Date of Deposit included in this Prospectus have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent auditors, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.


DESCRIPTION OF BOND RATINGS*

         STANDARD & POOR'S. A brief description of the applicable Standard & Poor's ratings symbols and their meanings follows:

         A Standard & Poor's corporate or municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment may take into consideration obligors such as guarantors, insurers, or lessees.

         The bond rating is not a recommendation to purchase, sell or hold a security, inasmuch as it does not comment as to market price or suitability for a particular investor.

         The ratings are based on current information furnished by the issuer or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information, or for other circumstances.

         The ratings are based, in varying degrees, on the following considerations:

---------------------

         *     As published by the ratings companies.

         I. Likelihood of default--capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;

         II.      Nature of and provisions of the obligation;

         III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangements under the laws of bankruptcy and other laws affecting creditors' rights.

         AAA - Bonds rated AAA have the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is extremely strong.**

         AA - Bonds rated AA have a very strong capacity to pay interest and repay principal and differ from the highest rated issues only in small degree.

         A - Bonds rated A have a strong capacity to pay interest and repay principal although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher rated categories.

         BBB - Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for bonds in this category than for bonds in higher rated categories.

         Plus (+) or Minus (-): The ratings from "AA" to "BBB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

         Provisional Ratings: The letter "p" indicates that the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. The investor should exercise his/her own judgment with respect to such likelihood and risk.

         Credit Watch: Credit Watch highlights potential changes in ratings of bonds and other fixed income securities. It focuses on events and trends which place companies and government units under special surveillance by S&P's 180-member analytical staff. These may include merges, voter referendums, actions by regulatory authorities, or developments gleaned from analytical reviews. Unless otherwise noted, a rating decision will be made within 90 days. Issues appear on Credit

---------------------------

         ** Bonds insured by Financial Guaranty Insurance Company, AMBAC Indemnity Corporation, Municipal Bond Investors Assurance Corporation, Connie Lee Insurance Company, Financial Security Assurance and Capital Guaranty Insurance Company are automatically rated "AAA" by Standard & Poor's.

Watch where an event, situation, or deviation from trends occurred and needs to be evaluated as to its impact on credit ratings. A listing, however, does not mean a rating change is inevitable. Since S&P continuously monitors all of its ratings, Credit Watch is not intended to include all issues under review. Thus, rating changes will occur without issues appearing on Credit Watch.

         MOODY'S INVESTORS SERVICE, INC. A brief description of the applicable Moody's Investors Service, Inc. rating symbols and their meanings follows:

         Aaa - Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues. Their safety is so absolute that with the occasional exception of oversupply in a few specific instances, characteristically, their market value is affected solely by money market fluctuations.

         Aa - Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long term risks appear somewhat larger than in Aaa securities. Their market value is virtually immune to all but money market influences, with the occasional exception of oversupply in a few specific instances.

         A - Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future. The market value of A-rated bonds may be influenced to some degree by economic performance during a sustained period of depressed business conditions, but, during periods of normalcy, A-rated bonds frequently move in parallel with Aaa and Aa obligations, with the occasional exception of oversupply in a few specific instances.

         A 1 and Baa 1 - Bonds which are rated A 1 and Baa 1 offer the maximum in security within their quality group, can be bought for possible upgrading in quality, and additionally, afford the investor an opportunity to gauge more precisely the relative attractiveness of offerings in the market place.

         Baa - Bonds which are rated Baa are considered as medium grade obligation; i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well. The market value of Baa-rated bonds is more sensitive to changes in economic circumstances, and aside form occasional speculative factors applying to some bonds of this class, Baa market valuations will move in parallel with Aaa, Aa, and A obligations during periods of economic normalcy, except in instances of oversupply.

         Moody's bond rating symbols may contain numerical modifiers of a generic rating classification. The modifier 1 indicates that the bond ranks at the high end of its category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

         Con.(--) - Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operation experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

No person is authorized to give any information or to make any representations not contained in this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Fund, the Sponsor or the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.

--------------------------------------------------------------------------------

                  TABLE OF CONTENTS
TITLE                                        PAGE

SUMMARY OF ESSENTIAL
     FINANCIAL INFORMATION..................   3
THE FUND....................................   5
INVESTMENT OBJECTIVES AND
     PORTFOLIO SELECTION....................   7
THE TRUSTS..................................   8
EQUIVALENT TAXABLE ESTIMATED
     CURRENT RETURNS........................  24
INDEPENDENT AUDITORS' REPORT................  26
STATEMENTS OF NET ASSETS....................  27
RISK FACTORS................................  28
ESTIMATED CURRENT RETURN AND
     ESTIMATED LONG-TERM RETURN.............  35
TRUST OPERATING EXPENSES....................  36
INSURANCE ON THE BONDS IN THE
     INSURED TRUSTS.........................  37
TAX STATUS..................................  38
PUBLIC OFFERING.............................  43
RIGHTS OF UNITHOLDERS.......................  49
TRUST ADMINISTRATION........................  54
UNDERWRITING................................  59
OTHER MATTERS...............................  60
DESCRIPTION OF BOND RATINGS.................  60

--------------------------------------------------------------------------------

This Prospectus contains information concerning the Fund and the Sponsor, but does not contain all of the information set forth in the registration statements and the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.


UIT-FIPR11

                                   PROSPECTUS

                           -------------------------

                                 July 17, 1997



                               DELAWARE-VOYAGEUR
                               TAX-EXEMPT TRUST,
                                   SERIES 11
                           COLORADO INSURED SERIES 9
                           NATIONAL INSURED SERIES 4
                            OREGON INSURED SERIES 6



                               DELAWARE MANAGEMENT
                                 COMPANY, INC.
                               ONE COMMERCE SQUARE
                        PHILADELPHIA, PENNSYLVANIA 19103


                    PLEASE RETAIN THIS PROSPECTUS FOR FUTURE
                                   REFERENCE.

                       CONTENTS OF REGISTRATION STATEMENT

         This Registration Statement on Form S-6 comprises the following papers and documents:

         The facing sheet of Form S-6
         The Cross-Reference Sheet
         The Prospectus
         The signatures

The following exhibits:

1.1 Standard Terms and Conditions of Trust - Delaware-Voyageur Tax-Exempt Trust Series 10 and certain Subsequent Series (incorporated by reference to Amendment No. 1 to Form S-6 (File No. 333-27095) filed on behalf of Delaware-Voyageur Tax-Exempt Trust, Series 10).

1.2 Form of Trust Indenture and Agreement for Delaware-Voyageur Tax-Exempt Trust, Series 11.

2. Opinion of counsel to the Sponsor as to legality of the securities being registered including a consent to the use of its name under the headings "Tax Status" and "Legal Opinions" in the Prospectus and opinion of counsel as to Federal income tax status of the securities being registered and certain state tax matters.

3.1 Opinion of counsel as to New York income tax status of securities being registered.

3.2      Opinion of counsel as to advancement of funds by Trustee.

4.       Not applicable.

5. Financial Data Schedules filed hereto electronically as Exhibit(s) 27 pursuant to Rule 401 of Regulation S-T.

6.       Written Consents.

            (a) Consent of Muller Data Corporation.
            (b) Consent of KPMG Peat Marwick LLP.

                                   SIGNATURES

         The Registrant, Delaware-Voyageur Tax-Exempt Trust, Series 11, hereby identifies Delaware-Voyageur Tax-Exempt Trust, Series 1, Delaware-Voyageur Tax-Exempt Trust, Series 3 and Delaware-Voyageur Tax-Exempt Trust, Series 4 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series with respect to which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Securities and Exchange Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Delaware-Voyageur Tax-Exempt Trust, Series 11, has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia and State of Pennsylvania on the 17th day of July, 1997.

                                        DELAWARE-VOYAGEUR TAX-EXEMPT
                                          TRUST, SERIES 11
                                             (Registrant)

                                        By:  Delaware Management Company, Inc.
                                             (Depositor)

                                        By:  George M. Chamberlain, Jr.
                                             -----------------------------------
                                             Senior Vice President and Secretary

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on by the following person in the capacity indicated and on July 17, 1997.

       SIGNATURE                  TITLE

---------------------------       President, Chief Executive Officer
Wayne A. Stork                      and Chief Investment Officer

                                  Executive Vice President, Chief Operating
---------------------------         Officer, Chief Financial Officer
David K. Downes                     and Treasurer



---------------------------       Senior Vice President, Secretary and Director
George M. Chamberlain, Jr.


---------------------------       Director
Richard G. Unruh